As filed with the Securities and Exchange Commission on April 14, 1995

                                   Registration No. 33-_______________


                     SECURITIES AND EXCHANGE COMMISSION
                           Washington D.C. 20549


                                 FORM S-4
                          REGISTRATION STATEMENT
                                   UNDER
                        THE SECURITIES ACT OF 1933


                               PAYCHEX, INC.

          (Exact name of registrant as specified in its charter)

   Delaware                      8721                     16-1124166
(State or other        (Primary Standard Industrial)   (I.R.S. Employer
jurisdiction of        Classification Code Number)     Identification No.)
incorporation or
organization)


                         911 Panorama Trail South
                        Rochester, New York  14625
                              (716) 385-6666

 (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)


                             G. Thomas Clark
                         Vice President of Finance
                         911 Panorama Trail South
                         Rochester, New York 14625
                              (716) 385-6666

(Name, address, including zip code and telephone number, including area code, of agent for service)



                                Copies To:

     Harry P. Messina, Jr., Esq.        Alan D. Jacobson, Esq.
     Woods, Oviatt, Gilman, Sturman     2029 Century Park East
       & Clarke LLP                     Suite 2600
     44 Exchange Street                 Los Angeles, California
     Rochester, New York 14614                    90067
     (716) 987-2821                     (310) 277-5974



     Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.

                      CALCULATION OF REGISTRATION FEE
Title of each class of          Amount to be            Proposed Maximum              Proposed Maximum              Amount of
Securities to be registered     Registered (1)     Offering price per share(2)     Aggregate offering price(2)   Registration fee

Common Stock, $.01 par value       308,089                 $31.31                        $9,446,665                 $3,257.47



(1) Represents the maximum number of shares of Common Stock, $.01 par value, of the Registrant ("Paychex Common Stock") issuable to stockholders of Pay-Fone Systems, Inc. ("Pay-Fone") upon consummation of the merger of Registrant's subsidiary with and into Pay-Fone.

(2) Determined in accordance with Rule 457(f)(1) and based on the average of the high and low sales prices of Pay-Fone Shares on the American Stock Exchange on April 10, 1995.



     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

                               PAYCHEX, INC.

         CROSS-REFERENCE SHEET TO FORM S-4 REGISTRATION STATEMENT

                (Pursuant to Item 501(b) of Regulation S-K)

              Part I - INFORMATION REQUIRED IN THE PROSPECTUS


    Forms S-4 Item Numbers                   Location in Proxy Statement/
        and Captions                                 Prospectus

A.  INFORMATION ABOUT THE TRANSACTION

1.  Forepart of Registration Statement and
    Outside Front Cover Page Prospectus...   Facing Page of Registration
                                             Statement; Cross-Reference
                                             Sheet; Outside Front Cover
                                             Page of Proxy Statement/
                                             Prospectus

2.  Inside Front and Outside Back Cover
    Pages of Prospectus...................   Inside Front Cover Page of
                                             Proxy Statement/Prospectus;
                                             Available Information; In-
                                             corporation by Reference;
                                             Table of Contents

3.  Risk Factors, Ratio of Earnings to
    Fixed Charges and Other Information..    Summary

4.  Terms of the Transaction.............    Summary; The Merger; Certain
                                             Provisions of the Merger
                                             Agreement and Other Agree-
                                             ments; Comparison of Rights
                                             of Holders of Pay-Fone Shares
                                             and Paychex Common Stock;
                                             Description of Paychex Common
                                             Stock

5.  Pro Forma Financial Information......    Not Applicable

6.  Material Contacts with the Company
    Being Acquired.......................    The Merger - Background of
                                             the Merger

7.  Additional Information Required for
    Reoffering By Persons and Parties
    Deemed to be Underwriters............    Not Applicable

8.  Interests of Named Experts and
    Counsel..............................    Legal Matters; Experts

9.  Disclosure of Commission Position on
    Indemnification for Securities Act
    Liabilities..........................    Not Applicable

B.  INFORMATION ABOUT THE REGISTRANT

10. Information with Respect to S-3
    Registrants..........................    Not Applicable

11. Incorporation of Certain Information
    by Reference.........................    Not Applicable

12. Information with Respect to S-2 or S-3
    Registrants..........................    Available Information; In-
                                             corporation by Reference;
                                             Summary; The Companies -
                                             Paychex

13. Incorporation of Certain Information
    by Reference.........................    Incorporation by Reference

14. Information with Respect to Registrants
    Other than S-3 or S-2 Companies......    Not Applicable

C.  INFORMATION ABOUT THE COMPANY BEING ACQUIRED

15. Information with Respect to S-3
    Companies............................    Not Applicable

16. Information with Respect to S-2 or
    S-3 Companies........................    Not Applicable

17. Information with Respect to Companies
    Other Than S-3 or S-2 Companies......    Available Information;
                                             Summary; The Companies-Pay-
                                             Fone; Management's Discussion
                                             and Analysis of Financial
                                             Condition and Results of
                                             Operations of Pay-Fone;
                                             Ownership of Pay-Fone Shares;
                                             Pay-Fone Consolidated
                                             Financial Statements

D.  VOTING AND MANAGEMENT INFORMATION

18. Information if Proxies, Consents or
    Authorizations are to be Solicited...    Outside Front Cover Page of
                                             Proxy Statement/Prospectus;
                                             Incorporation by Reference;
                                             Summary; The Special Meeting;
                                             The Merger

19. Information if Proxies, Consents
    or Authorizations are not to be
    Solicited or in an Exchange Offer....    Not Applicable

                      PAY-FONE SYSTEMS, INC.
                      8100 Balboa Boulevard
                   Van Nuys, California  91406

                CHAIRMAN'S LETTER TO SHAREHOLDERS

May 17, 1995

To Our Shareholders:

     You are cordially invited to attend a Special Meeting of Shareholders of Pay-Fone Systems, Inc. ("Pay-Fone") at Pay-Fone's executive offices located at 8100 Balboa Boulevard, Van Nuys,
California, on June 14, 1995, at 10:00 a.m. local time.

     At the Special Meeting, shareholders will be asked to approve and adopt an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which a newly-formed, wholly owned subsidiary of Paychex, Inc. ("Paychex") will merge into Pay-Fone and Pay-Fone will become a wholly owned subsidiary of Paychex (the "Merger").

     Pursuant to the Merger Agreement, upon consummation of the Merger outstanding shares of Pay-Fone Common Stock will be converted into shares of Paychex Common Stock based on an Exchange Ratio specified in a formula set forth in the Merger Agreement which will be calculated at the time of the Merger.
The Exchange Ratio will be calculated primarily on the basis of a total value for Pay-Fone of $10,475,000 (subject to possible reduction) and the market price of Paychex Common Stock during a period prior to the Merger. The formula by which the Exchange Ratio will be determined and other terms of the proposed Merger are described in the accompanying Proxy Statement/Prospectus, which you are urged to read carefully.

     The Board of Directors believes that the Merger is fair to, and in the best interests of, Pay-Fone and its shareholders. The
Board has unanimously approved the terms of the Merger and recommends that you vote in favor of the Merger.

     Whether or not you plan to attend the Special Meeting, please be sure to date, sign and return the proxy card in the enclosed envelope as promptly as possible so that your shares may be represented at the Meeting and voted in accordance with your wishes. This will not prevent you from voting your shares in person if you subsequently choose to attend the Special Meeting.

                                   Sincerely,



                                   Richard Kelton
                                   Chairman of the Board

                      Pay-Fone Systems, Inc.
                      8100 Balboa Boulevard
                       Van Nuys, CA  91406

            Notice of Special Meeting of Shareholders
                    to be Held June 14, 1995

To The Shareholders:

     Notice is hereby given that a Special Meeting of Shareholders of Pay-Fone Systems, Inc. ("Pay-Fone") will be held at 8100 Balboa Boulevard, Van Nuys, California, on June 14, 1995, at 10:00 a.m. local time, to vote with respect to the approval and adoption of the Agreement and Plan of Merger (the "Merger Agreement") described in the attached Proxy Statement/Prospectus pursuant to which Pay-Fone would become a wholly owned subsidiary of Paychex, Inc. ("Paychex").

     Pursuant to the Merger Agreement, outstanding shares of Pay-Fone Common Stock will be converted into shares of Paychex Common Stock based on an Exchange Ratio specified in a formula set forth in the Merger Agreement which will be calculated at the time of the Merger. The Exchange Ratio will be calculated primarily on the basis of a total value for Pay-Fone of $10,475,000 (subject to possible reduction) and the market price of Paychex Common Stock during a period prior to the Merger. The formula by which the Exchange Ratio will be determined and other terms of the proposed Merger are described in the accompanying Proxy Statement/Prospectus, which you are urged to read carefully.

     Only shareholders of record at the close of business on May 8, 1995, are entitled to notice of and to vote at the Special Meeting. Dissenters' rights may be available to Pay-Fone shareholders if certain conditions are satisfied. All actions to perfect dissenters' rights must be taken only by the record holder of the shares. See "The Merger - Rights of Dissenting Shareholders"

     We hope you will be represented at the meeting by signing and returning the enclosed proxy card in the accompanying envelope as promptly as possible, whether or not you expect to be present in person. Your proxy may be revoked at any time by following the procedures set forth in the accompanying Proxy Statement/Prospectus.

                              By Order of the Board of Directors


                              David Kelton
                              Secretary
May 17, 1995

                         PROXY STATEMENT
                               OF
                     PAY-FONE SYSTEMS, INC.


 For Special Meeting of Shareholders to be held on June 14, 1995





                          PROSPECTUS OF

                          PAYCHEX, INC.


                            Shares of
                  Common Stock, $.01 Par Value




     This Proxy Statement/Prospectus is being furnished by Pay-Fone Systems, Inc., a California corporation ("Pay-Fone"), and Paychex, Inc., a Delaware corporation ("Paychex"), to holders of shares of Pay-Fone's Common Stock $.10 par value ("Pay-Fone Shares"), in connection with the solicitation of proxies by the Board of Directors of Pay-Fone (the "Pay-Fone Board") for use at a Special Meeting of shareholders to be held at the time and place and for the purposes set forth in the accompanying Notice of Special Meeting of Shareholders, and any adjournment or postponement thereof (the "Special Meeting"). This Proxy Statement/Prospectus and the accompanying proxy card are first being mailed to shareholders of Pay-Fone on or about May 17, 1995.

     At the Special Meeting, the shareholders of Pay-Fone will consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of March 17, 1995 (the "Merger Agreement") by and among Paychex, Paychex Merger Corp., a wholly-owned subsidiary of Paychex ("Merger Sub") and Pay-Fone.
A copy of the Merger Agreement is attached to this Proxy Statement/Prospectus as Annex I and is incorporated herein by reference.

     Under the terms of the Merger Agreement, upon completion of the merger of Merger Sub with and into Pay-Fone (the "Merger"), all outstanding Pay-Fone Shares, other than shares owned by Paychex and shares owned by Pay-Fone shareholders who perfect dissenters' rights as hereinafter described, will be converted into the right to receive and become exchangeable for shares of $.01 par value Paychex Common Stock ("Paychex Common Stock").

The number of shares or fraction of a share of Paychex Common Stock into which a Pay-Fone Share will be converted (the "Exchange Ratio") will be determined by dividing $10,475,000, subject to certain possible adjustments, by the product of (i) the average of the last reported sale prices of Paychex Common Stock on the NASDAQ National Market for the 20 consecutive trading days ending on the second day immediately preceding, but not including, the date of the closing (the "Closing") of the transactions contemplated by the Merger Agreement (the "Closing Date"), which average may be adjusted by up to $3.00 as specified in the Merger Agreement, and (ii) the sum of the number of Pay-Fone Shares outstanding and the number of Pay-Fone Shares issuable pursuant to options exercisable at the date on which the Merger becomes effective. See "THE MERGER - Merger Consideration."

     This Proxy Statement/Prospectus also constitutes the prospectus of Paychex with respect to a maximum of 308,089 shares of Paychex Common Stock to be issued in connection with the Merger in exchange for the outstanding Pay-Fone Shares. On ________________, 1995, the last reported sale price of a share of Paychex Common Stock on the NASDAQ National Market was $_____________.

     All information concerning Paychex contained in this Proxy Statement/Prospectus has been furnished by Paychex; and all information concerning Pay-Fone prior to the Merger contained in this Proxy Statement/Prospectus has been furnished by Pay-Fone. This Proxy Statement/Prospectus does not cover any resales of shares of Paychex Common Stock that will be received by Pay-Fone shareholders in connection with the Merger, and no person is authorized to make any use of this Proxy Statement/Prospectus in connection with any such resale.


THE SECURITIES TO BE ISSUED PURSUANT TO THIS PROXY STATEMENT/PROSPECTUS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.




  The date of this Proxy Statement/Prospectus is May 17, 1995.

                      AVAILABLE INFORMATION


     Paychex and Pay-Fone are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). Copies of such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following regional offices of the SEC: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549.

     Paychex has filed with the SEC a Registration Statement on Form S-4 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the shares of Paychex Common Stock to be issued pursuant to the Merger Agreement. This Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the SEC. Such additional information may be obtained from the SEC's principal office in Washington, D.C.

     Reports, proxy statements and other information concerning Paychex can be inspected at the NASDAQ Stock Market, 1735 K Street, N.W., Washington, D.C. 20006 on which the Paychex Common Stock is listed. Reports, proxy statements and other information concerning Pay-Fone can be inspected at the American Stock Exchange, 86 Trinity Place, New York, New York 10006, on which exchange the Pay-Fone Shares are listed.

     No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this Proxy Statement/Prospectus, and if given or made, such information or representations should not be relied upon as having been authorized. This Proxy Statement/Prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this Proxy Statement/Prospectus, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this Proxy Statement/Prospectus nor any distribution of securities pursuant to this Proxy Statement/Prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated herein by reference or in the affairs of Paychex or Pay-Fone since the date of this Proxy Statement/Prospectus. However, if any material change occurs during the period that this Proxy Statement/Prospectus is required to be delivered, this Proxy Statement/Prospectus will be amended and supplemented accordingly.

                   INCORPORATION BY REFERENCE


     The following documents are delivered herewith:  the Paychex
1994 Annual Report to Stockholders  ("Annual Report"), the
Paychex Proxy Statement for the 1994 Annual Meeting of
Stockholders ("Paychex 1994 Proxy Statement") and the Paychex
Form 10-Q for the quarterly period ended February 28, 1995.

     The following documents, which have been filed by Paychex with the SEC pursuant to the Exchange Act, are incorporated herein by reference:

     (a)  Paychex Annual Report on Form 10-K for the year ended
May 31, 1994 which includes:

          (i)       Market for Registrant's Common Equity and
                    Related Security Holder Matters (Exhibit 13 and Part II, Item 5);

          (ii)      Selected Financial Data (Exhibit 13 and Part
                    II, Item 6);

         (iii)      Management's Discussion and Analysis of
                    Financial Condition and Results of Operations
                    (Exhibit 13 and Part II, Item 7); and

          (iv)      Supplementary financial data (Exhibit 13 and
                    Part II, Item 8);

     (b)  The Paychex 1994 Proxy Statement;

     (c) Paychex Quarterly Reports on Form 10-Q for the quarters ended August 31, 1994, November 30, 1994, February 28, 1995; and

     (d)  Paychex Current Report on Form 8-K dated March 17,
1995.

     All documents subsequently filed by Paychex pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus and prior to the date of the Special Meeting shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such documents. All information appearing in this Proxy Statement/Prospectus or in any document incorporated herein by reference is not necessarily complete and is qualified in its entirety by the information and financial statements (including notes thereto) appearing in the documents incorporated herein by reference and should be read together with such information and documents.

      Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document that is deemed to be incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

     This Proxy Statement/Prospectus incorporates documents by reference which are not presented herein or delivered herewith. Copies of any such documents, other than exhibits to such documents which are not specifically incorporated by reference therein, are available without charge to any person, including any beneficial owner, to whom this Proxy Statement/Prospectus is delivered upon written or oral request to Paychex, 911 Panorama Trail South, Rochester, New York 14625, Attention Secretary's Department, telephone (716) 385-3406); to ensure timely delivery of the documents, any request should be made before _____________________, 1995.

                         TABLE OF CONTENTS
                                                             PAGE
SUMMARY. . . . . . . . . . . . . . . . . . . . . . . . . . . .  9
  The Companies. . . . . . . . . . . . . . . . . . . . . . . .  9
  The Special Meeting. . . . . . . . . . . . . . . . . . . . .  9
  The Merger . . . . . . . . . . . . . . . . . . . . . . . . . 10
  Selected Financial Data. . . . . . . . . . . . . . . . . . . 18
  Comparative Market Prices and Dividend Data. . . . . . . . . 20

THE SPECIAL MEETING. . . . . . . . . . . . . . . . . . . . . . 21
  Purpose of the Meeting . . . . . . . . . . . . . . . . . . . 21
  Voting Rights; Record Date . . . . . . . . . . . . . . . . . 21
  Solicitation of Proxies. . . . . . . . . . . . . . . . . . . 22

THE COMPANIES. . . . . . . . . . . . . . . . . . . . . . . . . 23
  Paychex. . . . . . . . . . . . . . . . . . . . . . . . . . . 23
  Merger Sub . . . . . . . . . . . . . . . . . . . . . . . . . 24
  Pay-Fone . . . . . . . . . . . . . . . . . . . . . . . . . . 25

THE MERGER . . . . . . . . . . . . . . . . . . . . . . . . . . 29
  General. . . . . . . . . . . . . . . . . . . . . . . . . . . 29
  Background of the Merger . . . . . . . . . . . . . . . . . . 29
  Pay-Fone's Reasons for the Merger. . . . . . . . . . . . . . 31
  Paychex' Reasons for the Merger. . . . . . . . . . . . . . . 32
  Merger Consideration . . . . . . . . . . . . . . . . . . . . 32
  Fractional Shares. . . . . . . . . . . . . . . . . . . . . . 34
  Procedures for Exchange of Certificates. . . . . . . . . . . 34
  Certain Federal Income Tax Consequences. . . . . . . . . . . 35
  Accounting Treatment . . . . . . . . . . . . . . . . . . . . 39
  Rights of Dissenting Shareholders. . . . . . . . . . . . . . 39
  Effect on Pay-Fone Stock Options . . . . . . . . . . . . . . 42
  Interests of Certain Persons in the Merger . . . . . . . . . 42
  Resale of Paychex Common Stock . . . . . . . . . . . . . . . 44

CERTAIN PROVISIONS OF THE MERGER AGREEMENT
AND OTHER AGREEMENTS . . . . . . . . . . . . . . . . . . . . . 46
  Representations and Warranties . . . . . . . . . . . . . . . 46
  Business of Pay-Fone Pending the Merger. . . . . . . . . . . 46
  Certain Covenants of Paychex . . . . . . . . . . . . . . . . 47
  No Solicitation. . . . . . . . . . . . . . . . . . . . . . . 47
  Conditions/Waivers . . . . . . . . . . . . . . . . . . . . . 48
  Amendment/Termination. . . . . . . . . . . . . . . . . . . . 50
  Regulatory Approvals . . . . . . . . . . . . . . . . . . . . 51
  Expenses and Fees. . . . . . . . . . . . . . . . . . . . . . 51
  Affiliates Agreement . . . . . . . . . . . . . . . . . . . . 51
  Escrow and Indemnity Agreement . . . . . . . . . . . . . . . 52

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
 FINANCIAL CONDITION AND RESULTS OF
 OPERATIONS OF PAY-FONE. . . . . . . . . . . . . . . . . . . . 54
  Results of Operations. . . . . . . . . . . . . . . . . . . . 54
  Liquidity and Capital Resources. . . . . . . . . . . . . . . 56

OWNERSHIP OF PAY-FONE SHARES . . . . . . . . . . . . . . . . . 58

DESCRIPTION OF PAYCHEX COMMON STOCK. . . . . . . . . . . . . . 60

COMPARISON OF RIGHTS OF HOLDERS OF PAY-FONE SHARES
AND PAYCHEX COMMON STOCK . . . . . . . . . . . . . . . . . . . 61
  Indemnification. . . . . . . . . . . . . . . . . . . . . . . 61
  Limitation of Director Liability . . . . . . . . . . . . . . 62
  Cumulative Voting. . . . . . . . . . . . . . . . . . . . . . 62
  Super-Majority Voting. . . . . . . . . . . . . . . . . . . . 63
  Size of Board of Directors . . . . . . . . . . . . . . . . . 63
  Special Meetings of Shareholders . . . . . . . . . . . . . . 63
  Vote Required for Certain Mergers or Reorganizations . . . . 64
  Class Vote for Certain Reorganizations . . . . . . . . . . . 65
  Fairness Opinion for Certain Reorganizations . . . . . . . . 65
  Delaware Anti-Takeover Law . . . . . . . . . . . . . . . . . 65
  Appraisal Rights . . . . . . . . . . . . . . . . . . . . . . 66
  Inspection of Shareholder List . . . . . . . . . . . . . . . 66
  Loans to Directors, Officers and Employees . . . . . . . . . 67
  Interested Director Transactions . . . . . . . . . . . . . . 67
  Voting by Ballot . . . . . . . . . . . . . . . . . . . . . . 67
  Payment of Dividends and Repurchase of Shares of Common Stock68

LEGAL OPINIONS . . . . . . . . . . . . . . . . . . . . . . . . 69

EXPERTS. . . . . . . . . . . . . . . . . . . . . . . . . . . . 69

PAY-FONE CONSOLIDATED FINANCIAL STATEMENTS . . . . . . . . . . 69

ANNEXES

     I.   Agreement and Plan of Merger
          Exhibit A.     Affiliates Agreement
          Exhibit B.     Escrow and Indemnity Agreement

     II. California General Corporation Law, Sections 1300 et seq.


DOCUMENTS DELIVERED HEREWITH

          A.   Paychex 1994 Annual Report to Stockholders
          B.   Paychex Proxy Statement for 1994 Annual Meeting of
Stockholders
          C.   Paychex Form 10-Q Quarterly Report for Quarterly
               Period Ended February 28, 1995

                             SUMMARY

       The following is a summary of certain information contained elsewhere in this Proxy Statement/Prospectus. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained, or incorporated by reference, in this Proxy Statement/Prospectus and the Annexes hereto. Unless otherwise defined herein, capitalized terms used in this summary have the respective meanings ascribed to them elsewhere in this Proxy Statement/Prospectus. Shareholders are urged to read this Proxy Statement/Prospectus and the Annexes hereto in their entirety.


THE COMPANIES

Paychex, Inc . . . .   Paychex provides automated payroll and tax
                       reporting and payment services and human resource services nationwide to over
                       200,000 businesses with one to 200
                       employees.  Its principal executive
                       offices are at 911 Panorama Trail South,
                       Rochester, New York 14625; its telephone number is (716) 385-6666

Pay-Fone Systems,
Inc. . . . . . . . .   Pay-Fone provides automated payroll and
                       tax reporting and payment services to over 3,500 small-to-medium sized businesses through five offices in California. Its principal executive offices are at 8100
                       Balboa Boulevard, Van Nuys, California
                       92406; its telephone number is (818) 997-
                       0808.

Paychex Merger
Corp.  . . . . . . .   Merger Sub is a wholly owned subsidiary of
                       Paychex formed solely for the purpose of the Merger. Its principal executive offices and telephone number are the same as Paychex'.


THE SPECIAL MEETING

Time, Date, Place. .   The Special Meeting will be held at 10:00
                       a.m., local time, on June 14, 1995, at the executive offices of Pay-Fone, 8100 Balboa
                       Boulevard, Van Nuys, California 92406.

Record Date, Shares
Entitled to Vote . .   Holders of record of Pay-Fone Shares at
                       the close of business on May 8, 1995 are entitled to notice of, and to vote at, the Special Meeting. At such date there were outstanding ______________ Pay-Fone
                       Shares, each of which will be entitled to one vote on each matter to be acted upon or which may properly come before the Special Meeting.

Purpose of Special
Meeting. . . . . . .   The purpose of the Special Meeting is to
                       consider and vote upon a proposal to
                       approve and adopt the Merger Agreement
                       pursuant to which Pay-Fone will become a wholly owned subsidiary of Paychex and Pay-Fone shareholders will become stockholders of Paychex.

Vote Required. . . . .  Approval and adoption of the Merger
                        Agreement will require the affirmative
                        vote of the holders of a majority of the outstanding Pay-Fone Shares. On the record date, Pay-Fone directors, executive officers and their affiliates as a group had the power to vote 76% of the Pay-Fone Shares entitled to vote at the Special Meeting and such persons have agreed to vote such Pay-Fone Shares in favor of the approval and adoption of the Merger Agreement. See "OWNERSHIP OF PAY-FONE SHARES."


THE MERGER

Terms of the Merger. .  At the Effective Time (as defined
                        below), pursuant to the Merger Agreement
                        (i) Merger Sub will be merged with and
                        into Pay-Fone, which will continue as
                        the surviving corporation and become a
                        wholly owned subsidiary of Paychex, and
                        (ii) the issued and outstanding Pay-Fone
                        Shares will be converted into the right
                        to receive shares of Paychex Common
                        Stock at the Exchange Ratio.

                        Pursuant to the Merger Agreement, each
                        Pay-Fone Share outstanding at the
                        Effective Time will be converted into
                        the right to receive that number of
                        shares of Paychex Common Stock
                        calculated by dividing (a) $10,475,000,
                        subject to certain possible adjustments, by (b) the product of (i) a price (the "Formula Price") based on the average of the last reported sale prices of Paychex Common Stock on the NASDAQ National Market for the 20 consecutive trading days ending on the second trading day immediately preceding, but not including, the Closing Date (the "Actual Price") which average may be adjusted by up to $3.00 as specified in the Merger Agreement and (ii) the sum of the number of Pay-Fone Shares then outstanding and the number of Pay-Fone Shares issuable upon exercise of then exercisable stock options granted by Pay-Fone.

                        The $10,475,000 may be reduced by (a)
                        the sum of all amounts expended by Pay-
                        Fone between March 17, 1995 and the
                        Closing Date in contesting and resolving claims asserted by the Internal Revenue Service against Pay-Fone for the fiscal years 1987 through 1991 and California state tax claims based on the same facts and for the same periods (the "Tax Claim Adjustment") and (b) the sum of all losses (other than those taken into account in (a) above), each of which exceeds $25,000 and is calculable without regard to materiality standards in the Merger Agreement, which would be suffered by Paychex upon consummation of the Merger as a result of a breach of a representation, warranty or covenant made by Pay-Fone in the Merger Agreement and which in the aggregate exceed $175,000 (the "General Adjustment"), which reductions may be offset by (c) the sum of all benefits that would be enjoyed by Paychex upon consummation of the Merger as a result of conditions more favorable or performance more beneficial than represented or promised by Pay-Fone under the Merger Agreement

                        (the "Positive Adjustment").  Pay-Fone
                        has the right to terminate the Merger
                        Agreement in the event the net negative
                        adjustment as a result of the General
                        Adjustment and the Positive Adjustment
                        exceeds $360,000, upon payment to
                        Paychex of $70,000.

                        The Formula Price and the Actual Price
                        will be the same so long as the Actual
                        Price is no less than $37 and no more
                        than $43. In the event the Actual Price is (a) greater than $43 but no more than $46 or (b) less than $37 but no less than $34, the Formula Price shall be $43 and $37, respectively. In the event the Actual Price is (a) greater than $46 or
                        (b) less than $34, the Formula Price
                        shall be the Actual Price less $3 or
                        plus $3, respectively. In the event the Actual Price is (a) more than $49 or (b) less than $31, Pay-Fone and Paychex, respectively, shall have the right to terminate the Agreement unless (a) Paychex agrees to a Formula Price of $46 or (b) Pay-Fone agrees to a Formula Price of $34, respectively.

                        Fractional shares of Paychex Common
                        Stock will not be issued.  Pay-Fone
                        shareholders otherwise entitled to
                        fractional shares will be paid cash in
                        lieu of such fraction.

                        See "THE MERGER - Merger Consideration."

Background of the
Merger . . . . . . . .  See "THE MERGER - Background of the
                        Merger."

Reasons for the
Merger . . . . . . . .  See "THE MERGER - Pay-Fone's Reasons for
                        the Merger" and "THE MERGER - Paychex'
                        Reasons for the Merger."

Recommendation of the
Pay-Fone Board . . . .  The Pay-Fone Board of Directors believes the Merger is fair and in the best
                        interests of Pay-Fone and its
                        shareholders.  The Board unanimously
                        approved the Merger Agreement and
                        recommends a vote in favor of the
                        approval and adoption of the Merger
                        Agreement by the shareholders of Pay-
                        Fone.

Effective Time of the
Merger . . . . . . . .  It is anticipated that the Merger will become effective as promptly as
                        practicable after Pay-Fone shareholder
                        approval has been obtained, assuming all other conditions to the consummation of the Merger have been satisfied or waived. The Merger will become effective when appropriate certificates have been filed by the Secretaries of State of California and Delaware (the "Effective Time").

Conditions to the Merger;
Termination of the
Merger Agreement . . .  The obligations of Paychex and Pay-Fone to consummate the Merger are subject to
                        the satisfaction of certain conditions,
                        including (in addition to approval by
                        Pay-Fone shareholders) approval for
                        listing the shares of Paychex Common
                        Stock to be issued in the Merger on the
                        NASDAQ National Market, the absence of
                        any injunction prohibiting the Merger,
                        the receipt of an accountant's letter
                        with respect to qualification of the
                        Merger as a pooling of interests and the receipt of certain legal opinions from respective counsel. See "CERTAIN PROVISIONS OF THE MERGER AGREEMENT AND OTHER AGREEMENTS - Conditions/Waiver."

                        The Merger Agreement may be terminated
                        (i) by mutual written consent of the
                        parties or (ii) by either party if (a)
                        the Merger is not consummated by August
                        31, 1995 (unless caused by the action or inaction of the party seeking termination) (b) any permanent injunction or other order preventing consummation of the Merger has become final and nonappealable, or (c) a party acquires verified information regarding the other party not known when the Merger Agreement was signed which has or would reasonably be expected to have a material adverse effect on the other party, or (iii) by Paychex if the Board

                        Pay-Fone shall have withdrawn or amended its recommendation of the Merger and 5% or more of the Pay-Fone shareholders shall have elected to exercise dissenters' rights, or (iv) by Pay-Fone if the net reduction of the $10,475,000 numerator in the Exchange Ratio formula by reason of the General Adjustment and the Positive Adjustment exceeds $360,000. See "CERTAIN PROVISIONS OF THE MERGER AGREEMENT AND OTHER AGREEMENTS - Amendment/Termination."

Dissenters' Rights . .  Under California law, record holders of
                        Pay-Fone Shares who comply with certain
                        procedures are entitled to receive
                        payment in cash for the fair market
                        value of their Pay-Fone Shares,
                        provided, however, that such dissenters' rights will be available only with respect to Pay-Fone Shares which are subject to a restriction on transfer imposed by Pay-Fone or by any law or regulation or if holders of 5% or more of the outstanding Pay-Fone Shares demand payment in accordance with California law. See "THE MERGER - Rights of Dissenting Shareholders."

Certain Federal Income
Tax Consequences . . .  The federal income tax consequences of the Merger will depend on whether, among other things, the Merger qualifies as a "tax-free" reorganization under the Internal Revenue Code of 1986, as amended. If the Merger so qualifies, tax counsel has advised that no gain or loss generally would be recognized by Pay-Fone shareholders upon the exchange of their Pay-Fone Shares for Paychex Common Stock (except for cash received in lieu of a fractional share). If the Merger does not so qualify, tax counsel has advised that the exchange would be a taxable transaction. Because certain actions by Pay-Fone or its historic shareholders occurring after the Merger could violate the continuity of business enterprise or continuity of interest requirements for a "tax-free" reorganization, tax counsel has expressed no opinion as to whether the

                        Merger will so qualify.  No ruling from
                        the Internal Revenue Service has been
                        requested or obtained regarding any of
                        the federal income tax consequences of
                        the Merger.  Accordingly, Pay-Fone
                        shareholders should consult their own
                        tax advisors as to the tax consequences
                        of the Merger.  See "THE MERGER -
                        Certain Federal Income Tax
                        Consequences."

Accounting Treatment .  The Merger is intended to qualify as a pooling of interests for accounting and
                        financial reporting purposes.
                        Consummation of the Merger is
                        conditional upon Paychex' receipt of a
                        letter to that effect from Ernst & Young
                        LLP, its independent auditors.  See "THE
                        MERGER - Accounting Treatment."

Affiliates Agreement .  Paychex and Pay-Fone have entered into an agreement with certain affiliates of
                        Pay-Fone, including its directors,
                        officers and a principal shareholder
                        (the "Affiliates Agreement") whereby
                        each such affiliate agreed to vote Pay-
                        Fone Shares owned by him (an aggregate
                        of approximately 76% of the Pay-Fone
                        Shares outstanding on the record date
                        for the Special Meeting) in favor of the approval and adoption of the Merger Agreement. The Affiliates Agreement also contains certain provisions relating to the treatment of the Merger as a pooling of interests which limit transfer of Pay-Fone Shares and Paychex Common Stock by such affiliates. See "CERTAIN PROVISIONS OF THE MERGER AGREEMENT AND OTHER AGREEMENTS - Affiliates Agreement."

Escrow and Indemnity
Agreement. . . . . . . . In order to satisfy a Paychex
                         requirement that Paychex not bear any
                         substantial economic risk with respect
                         to certain claims asserted against Pay-
                         Fone by the Internal Revenue Service
                         and related claims as a result of the
                         Merger, the directors of Pay-Fone and
                         Allied Contractors, Inc., a shareholder
                         of Pay-Fone (collectively, the "EIA
                         Shareholders"), have executed an Escrow
                         and Indemnity Agreement pursuant to
                         which the EIA Shareholders have agreed
                         under certain conditions to indemnify
                         Paychex and Pay-Fone against certain
                         specifically identified losses suffered
                         after the Merger resulting from pending
                         and possible tax claims that have been
                         or may be asserted by the Internal
                         Revenue Service and by the California
                         Franchise Tax Board for income or
                         franchise taxes due from Pay-Fone for
                         fiscal years 1987 through 1995.  See
                         "CERTAIN PROVISIONS OF THE MERGER
                         AGREEMENT AND OTHER AGREEMENTS - Escrow
                         and Indemnity Agreement."

Interests of Certain Persons
In the Merger. . . . . . In considering the recommendation of the Pay-Fone Board with respect to the
                         Merger Agreement and the transactions
                         contemplated thereby, shareholders
                         should be aware that the Pay-Fone Board
                         and management have certain interests
                         in the Merger which arise from, among
                         other things, certain compensation and
                         employment arrangements.  In addition,
                         in the event certain tax claims against
                         Pay-Fone are not resolved prior to the
                         Merger, on approved terms, certain
                         affiliates and directors of Pay-Fone
                         would provide indemnification with
                         respect thereto.  See "THE MERGER -
                         Interests of Certain Persons in the
                         Merger."

Comparison of Shareholder
Rights . . . . . . . . . If the Merger is consummated,
                         shareholders of Pay-Fone, a California
                         corporation, will become stockholders
                         of Paychex, a Delaware corporation.
                         The rights of Paychex stockholders
                         differ in certain respects from the
                         rights of Pay-Fone shareholders, with
                         respect to, among other things,
                         limitations on director liability,
                         cumulative voting, super-majority
                         voting, the right of shareholders to
                         call meetings of shareholders, and
                         votes required for certain mergers and
                         reorganizations.  The state laws also
                         differ with respect to their affect on
                         parties who may seek to take control of
                         corporations.  See "COMPARISON OF
                         RIGHTS OF HOLDERS OF PAY-FONE SHARES
                         AND PAYCHEX COMMON STOCK."

                                           SELECTED FINANCIAL DATA AND PER SHARE DATA
                                      (In thousands, except percentages and per share data)


The following tables set forth certain historical consolidated financial information and per share data of Paychex and Pay-Fone, respectively, for the periods indicated.  The financial data for the nine month periods for 1995 and 1994 are derived from unaudited financial statements.  This information should be read in conjunction with the consolidated financial statements and related notes of Paychex and Pay-Fone appearing elsewhere in this Proxy Statement/Prospectus or incorporated herein by reference.

Paychex and Pay-Fone proforma combined financial data giving effect to the Merger under the pooling of interests accounting method is not considered to be significant, as defined by S-X Rule 1-02(v), to the consolidated financial statements of Paychex.  Accordingly, such pro forma combined financial data is not presented.


                            SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA AND PER SHARE DATA OF PAYCHEX

                                    Nine Months Ended
                                       February 28,                               Year Ended May 31,
                                   -----------------           --------------------------------------------------------------
                                   1995         1994           1994           1993           1992           1991         1990
                                   ----         ----           ----           ----           ----           ----         ----
                                      (Unaudited)
 Consolidated Summary
 of Operations

  Revenue                        $195,327      $165,212       $224,052      $190,032       $161,272      $137,081      $120,200
  Operating costs                  57,358        50,633         68,082        60,715         53,243        49,982        45,031
  Selling, general and
   administrative expenses        100,164        87,248        119,187       102,660         89,301        73,816        63,042
  Operating income                 37,805        27,331         36,783        26,657         18,728        13,283        12,127
   Percent of revenue                19.4          16.5           16.4          14.0           11.6           9.7          10.1
  Net income                       28,537        20,671         28,070        19,955         13,702         9,623         8,566
   Percent of revenue                14.6          12.5           12.5          10.5            8.5           7.0           7.1
 ------------------------------------------------------------------------------------------------------------------------------
 Consolidated Balance Sheet
  Data - End of Period

  Working capital                $ 89,036      $ 62,124       $ 68,031      $ 46,389       $ 27,884      $ 19,221      $ 21,257
  Total assets                    158,765       127,996        129,789       106,920         86,242        70,413        62,109
  Long term debt (including
   current portion)                   948         1,260            948         1,634          2,024         2,408         2,137
  Stockholders' equity            131,066       102,816        108,508        85,189         67,405        54,491        47,160
 ------------------------------------------------------------------------------------------------------------------------------
 Common Stock Data (1)

  Net income per share                .95           .69            .94           .67            .46           .33           .29
  Cash dividends per share            .24           .16            .22           .15            .10           .09           .07
  Net book value per share(2)        4.37          3.44           3.63          2.86           2.27          1.85          1.60
  Weighted average shares
   outstanding                     29,933        29,846         29,860        29,730         29,519        29,376        29,339

- -------------------------------------------------------------------------------------------------------------------------------
(1)  Per share amounts and average shares outstanding have been adjusted for three-for-two stock splits in May 1992 and August
1993.

(2)  Based on shares outstanding at period-end.

                                   SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA AND PER SHARE DATA OF PAY-FONE

                                    Six Months Ended
                                      December 31,                                 Year Ended June 30,
                                   -----------------           --------------------------------------------------------------
                                   1994         1993           1994           1993           1992           1991         1990
                                   ----         ----           ----           ----           ----           ----         ----
                                      (Unaudited)
Consolidated Summary
of Operations

  Revenue                       $  2,265      $  2,106      $  4,460       $  4,505       $  5,186       $  5,248      $  5,504
  Operating costs                    950           788         1,696          1,637          2,021          2,146         2,267
  Selling, general and
   administrative expenses         1,631         1,259         2,542          2,680          3,110          3,410         3,587
  Operating income (loss)           (316)           59           222            188             55           (308)         (350)
   Percent of revenue                  -           2.8           5.0            4.2            1.1              -             -
  Net income(loss)                  (207)           62           189            151            111           (195)         (202)
   Percent of revenue                  -           2.9           4.2            3.4            2.1              -             -

- -------------------------------------------------------------------------------------------------------------------------------
 Consolidated Balance Sheet
  Data - End of Period

  Working capital               $  2,376      $  2,759      $  2,739       $  2,667       $  2,257       $  2,078      $  1,993
  Total assets                     5,325         5,517         5,600          5,374          5,324          5,442         5,785
  Long term debt (including
   current portion)                    -             -             -              -              -              -             -
  Shareholders' equity             5,010         5,080         5,208          5,019          4,868          4,882         5,076
 ------------------------------------------------------------------------------------------------------------------------------
 Common Share Data

  Net income (loss) per share      (.14)           .04           .13            .10            .07           (.13)         (.13)
  Cash dividends per share            -              -             -              -              -              -             -
  Net book value per share(1)      3.38           3.46          3.55           3.42           3.32           3.24          3.37
  Weighted average shares
    outstanding                   1,484          1,468         1,469          1,488          1,484          1,506         1,506
 ------------------------------------------------------------------------------------------------------------------------------

(1)Based on shares outstanding at period-end.

                                   COMPARATIVE MARKET PRICES AND DIVIDEND DATA

     Paychex Common Stock is listed and principally traded in the over-the-counter market and quoted on NASDAQ National Market
System under the symbol "PAYX".  The Pay-Fone Shares are traded on the American Stock Exchange and are reported under the symbol
"PYF".  The following table sets forth, for the periods indicated, the range of high and low closing sale prices per share of
Paychex Common Stock as reported on the NASDAQ National Market, and per Pay-Fone Share as reported on the American Stock
Exchange.  The Paychex fiscal year ends on May 31, and the Pay-Fone fiscal year ends on June 30.  The high and low sales prices of Paychex Common Stock have been adjusted to give retroactive effect to the three-for-two stock split in August 1993.  The following table also shows the cash dividends declared by Paychex.  Pay-Fone has not paid any cash dividends.  Pursuant to the
Merger Agreement, Pay-Fone is prohibited from declaring, setting aside or paying dividends on Pay-Fone Shares, except with the consent of Paychex.


                                        Paychex                                Pay-Fone
                                      Common Stock                           Common Shares
                               ------------------------------        ---------------------------------
                                                      Cash                                  Cash
                               High        Low       Dividend        High        Low      Dividends
                               ----        ---       --------        ----        ---      ---------
Fiscal Year 1993
  First Quarter               $19 3/8     $14 1/2      .027          $3 5/8     $2 3/4        -
  Second Quarter               26 5/8      17 7/8      .040           3 3/8      2 7/8        -
  Third Quarter                25 5/8      21 1/2      .040           3 3/8      2 7/8        -
  Fourth Quarter               28 5/8      23 7/8      .040           3 3/8      2 7/8        -

Fiscal Year 1994
  First Quarter                33          25 3/4       .04           3 1/4      2 5/8        -
  Second Quarter               37 3/4      30 3/4       .06           3          2 3/8        -
  Third Quarter                40 1/2      32           .06           2 7/8      2 3/8        -
  Fourth Quarter               39 1/4      31 3/4       .06           2 7/8      2 1/4        -

Fiscal Year 1995
  First Quarter                34 1/2      28 1/2       .06           5          2 3/8        -
  Second Quarter               39 1/4      32 1/2       .09           4 1/2      3 3/4        -
  Third Quarter                42          34 3/4       .09           6 1/8      3 7/8        -
  Fourth Quarter               47 3/4      39 9/16        -           6 1/8      4 1/4        -
  through April 11, 1995

On March 17, 1995, the last full trading day prior to the public announcement of the proposed Merger, the closing price for a share of Paychex Common Stock was $45.00 and the closing price of a Pay-Fone Share was $4.50.

On                , the last full trading day prior to the printing of this Proxy Statement/Prospectus, the closing sales prices
for a share of Paychex Common Stock and a Pay-Fone Share were $        and $       , respectively.  Shareholders are urged to
obtain current market quotations for the Paychex Common Stock and Pay-Fone Shares.  See "THE MERGER-Merger Consideration".

                                THE SPECIAL MEETING


     This Proxy Statement/Prospectus is being furnished to the shareholders of Pay-Fone in connection with solicitation of proxies by the Board of Directors of Pay-Fone for use at a Special Meeting of Shareholders to be held at 8100 Balboa Boulevard, Van Nuys, California, on June 14, 1995, at 10:00 a.m. local time, and at any adjournment or postponement thereof.


Purpose of the Meeting

     At the Special Meeting, the shareholders of Pay-Fone will be asked to consider and vote upon a proposal to approve and adopt the Merger Agreement pursuant to which Pay-Fone would become a wholly-owned subsidiary of Paychex and the shareholders of Pay-Fone would become stockholders of Paychex. See "THE MERGER."

     The Pay-Fone Board has unanimously approved the Merger Agreement and recommends a vote FOR approval and adoption of the Merger Agreement. See "THE MERGER - Pay-Fone's Reasons for the Merger." The members of the Pay-Fone Board, together with Pay-Fone's executive officers and Allied Contractors, Inc., a principal shareholder of Pay-Fone and an affiliate of three Pay-Fone directors (collectively, the "Affiliates"), have agreed to vote their Pay-Fone Shares in favor of the approval and adoption of the Merger Agreement. See "THE MERGER - Interests of Certain Persons in the Merger."


Voting Rights; Record Date

     The Pay-Fone Board has established May 1, 1995 as the date to determine those record holders of Pay-Fone Shares entitled to notice of and to vote at the Special Meeting. On that date, there were ________________ Pay-Fone Shares outstanding, with each Share entitled to one vote.

     The presence, in person or by proxy, of the holders of a majority of the outstanding Pay-Fone Shares at the Special Meeting is necessary to constitute a quorum. Shares represented in person or by proxy at Special Meeting but abstaining with respect to the approval and adoption of the Merger Agreement will be treated as present with respect to determination of a quorum.

     The affirmative vote of the holders of a majority of the outstanding Pay-Fone Shares is required to approve and adopt the Merger Agreement. The Affiliates hold approximately 76% of the Pay-Fone Shares entitled to vote at the Special Meeting, and they have agreed with Paychex to vote for approval and adoption of the Merger Agreement. Accordingly, approval of the Merger Agreement is assured. See "CERTAIN PROVISIONS OF THE MERGER AGREEMENT AND OTHER AGREEMENTS - Affiliates Agreement" and "OWNERSHIP OF PAY-FONE SHARES." Abstentions have the effect of a vote against the Merger Agreement for purposes of the required vote, but not for the purpose of perfecting dissenters' rights. See "THE MERGER -- Rights of Dissenting Shareholders."

     Shares represented by all properly executed proxies received in time for the Special Meeting will be voted in the manner specified by the holders thereof. Proxies that do not contain voting instructions will be voted FOR approval of the Merger Agreement. It is not expected that any other matter will be brought before the Special Meeting. If, however, other matters are properly presented, the persons named as proxies will vote in accordance with their judgment with respect to such matters.

     Any shareholder has the right to revoke his or her proxy at any time prior to the voting thereof at the Special Meeting by
(i) filing a written revocation with the Secretary of Pay-Fone prior to the voting of such proxy, (ii) giving a duly executed proxy bearing a later date, or (iii) attending the Special Meeting and voting in person. Attendance by a shareholder at the Special Meeting will not itself revoke his or her proxy.


Solicitation of Proxies

     Pay-Fone will bear the cost of the solicitation of proxies from its shareholders. In addition to solicitation by mail, the directors, officers and employees of Pay-Fone, without additional compensation, may solicit proxies by telephone, telecopy or telegram or in person. Pay-Fone has requested banking institutions, brokerage firms, custodians, trustees, nominees and fiduciaries to forward solicitation materials to the beneficial owners of Common Stock held of record by such entities, and Pay-Fone will, upon the request of such record holders, reimburse reasonable forwarding expenses.

                           THE COMPANIES

Paychex

     Paychex is a national payroll processing and payroll tax preparation company which provides its services to over 200,000 small-to-medium size businesses. Paychex believes that in number of clients it is the second largest payroll accounting service company in the country. Paychex prepares and furnishes paychecks, earnings statements and internal accounting records such as journals, summaries and earnings histories. Paychex also prepares for its clients all required monthly, quarterly and annual payroll tax returns for federal, state and local governments. Over 48% of its' clients nationwide utilize
TAXPAY, a service which provides automatic payment of payroll taxes and filing of quarterly and annual tax returns. Paychex also provides enhanced payroll services, including an automatic salary deposit service (Direct Deposit) which electronically transmits the net payroll for a client's employees to banks throughout the Federal Reserve System and a digital check signing and inserting service.

     Paychex markets its services principally to small and medium sized businesses through its 70 branch operating centers and 25 sales offices located in major metropolitan areas. Its market share in branch processing center territories ranges from 1% to approximately 20%. No client accounts for as much as 1% of its revenue.

     Clients may discontinue Paychex service at will.
Approximately 80% of the businesses which were clients in fiscal year 1993 or 1994 continued to be clients in the succeeding fiscal year. Ownership changes or business failures common to small businesses are the primary causes of client loss.

     Paychex warrants its services, agreeing to reimburse any client for penalties and interest incurred as a result of a Paychex error. Warranty expense in fiscal years 1993 and 1994 was approximately $130,000 and $400,000 respectively and warranty expense for fiscal year 1995 to date is not materially different.

     Paychex employs payroll specialists who communicate primarily by telephone with their assigned clients each payroll period to record the hours worked by each employee and any personnel or compensation changes. These specialists are trained by Paychex in all facets of payroll preparation and applicable tax regulations. All information furnished by a client is handled by someone who is "payroll intelligent" and familiar with that client's payroll.

     The Paychex payroll system is an on-line, direct entry computer system which enables the payroll specialist, upon receiving the information from the client over the telephone to enter it simultaneously. Payroll processing is decentralized in each Paychex branch operating center while Taxpay and Direct Deposit processing are centralized at its headquarters. Sales offices utilize a nearby branch operating center for processing.

     During 1993, Paychex introduced Paylink, a proprietary software package which enables clients to use their personal computers and modems to transmit their payroll data to the local Paychex processing center at any time, without assistance of a payroll specialist. Currently over 9,000 clients use this feature.

     While payroll is its core business, Paychex also provides human resource products and services through its HRS division. HRS markets Cafeteria Plan products approved under Section 125 of the Internal Revenue Code. The Premium Only Plan allows employees to pay for certain fringe benefits with pre-tax dollars, with a resultant reduction of payroll taxes to employers and employees. The Flexible Spending Account Plan allows a client's employees to pay for health and dependent care expenses with pre-tax dollars. All administration, compliance and coverage tests are provided with these services.

     The HRS Division's employee management services and products include customized employee handbooks, management manuals, job descriptions and personnel forms. These have been designed to simplify clients' office processes and enhance their employee benefits programs. Also available is a measurement and evaluation tool to assist clients in the process of hiring, training and developing employees. Group insurance products are offered in selected geographical areas.

     Products and services of the HRS Division are sold through a separate sales organization located in 44 branch offices. Some of the products and services are available on a nationwide basis through a central telemarketing group. Paychex employs over 3,400 persons. The mailing address of Paychex' principal executive offices is 911 Panorama Trail South, Rochester, New York 14625, and its telephone number is (716) 385-6666.


Merger Sub

     Merger Sub, a wholly owned subsidiary of Paychex, was formed by Paychex solely for the purpose of effecting the Merger. The mailing address of Merger Sub's principal executive offices is c/o Paychex, 911 Panorama Trail South, Rochester, New York 14625 and its telephone number is (716) 385-6666.

Pay-Fone

     Pay-Fone, originally founded in 1955, provides automated payroll services to businesses located primarily in California. Since 1988, Pay-Fone has operated under the name "Precision Payroll." Pay-Fone operates from three offices in Southern California and two offices in Northern California.

     In fiscal year 1993 Pay-Fone sold its New York payroll business. On April 30, 1992, Pay-Fone and the Greenville, South Carolina franchise terminated their relationship. Pay-Fone and its Mobile, Alabama franchise terminated their relationship in September of 1992.

     On February 1, 1994, Pay-Fone acquired Concentric Computer Corporation of Aptos, California. This acquisition added 270 new clients to Pay-Fone's customer base and positively impacted revenues in the fourth quarter of fiscal year 1994. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF PAY-FONE."

     Pay-Fone was incorporated in the state of California on July 2, 1970. Its principal executive offices are located at 8100 Balboa Boulevard, Van Nuys, California 91406, telephone
(818) 997-0808.


     Payroll Services

     Pay-Fone offers a range of payroll services to meet the
needs of its more than 3,500 clients.   From 1987 until 1994,
Pay-Fone had offered a payroll tax filing and payment service in conjunction with independent contractors. In 1994, Pay-Fone introduced its Precision Tax Service, a payroll tax filing offering which enables Pay-Fone to perform these services in-house. As part of the Precision Tax Service, Pay-Fone collects funds for federal, state and local employment taxes from clients, files applicable monthly, quarterly and annual tax returns, handles all regulatory correspondence and amendments, and remits payment to the appropriate tax agencies. The service also includes year-end reconciliation and filing of W-2 and 1099 forms.

     Pay-Fone's Premium Only Plan is a benefit plan which enables clients and their employees to obtain tax benefits with respect to certain payroll deductions. Pay-Fone's services include plan documentation, administration and preparation of compliance reports.

     Clients provide their payroll data to Pay-Fone by one of four means:

     Call-A-Check - The customer's data is communicated to Pay-Fone by telephone each pay period. The client speaks with a trained specialist who enters the appropriate information for each of the client's employees, including salary, number of hours worked and changes in employee status.

     Fax-A-Check - The client's data is transmitted by facsimile machine using worksheets prepared from the prior pay period.
     This method is popular with small to medium size businesses.

     PayMate - The client enters its payroll data on an IBM compatible computer using Pay-Fone's proprietary software program. At the end of the pay period the information is transmitted via modem to Pay-Fone's computer center. Pay-Mate also allows the client to prepare personnel statistic reports and is popular with Pay-Fone's larger clients.

     Rapid-PC - This software, designed for large employers and those with more specialized payroll requirements, allows the client to calculate and post manual checks from the client's personal computer. Rapid-PC also provides import/export capabilities, general ledger reporting, 401(k) next day transmission, workers' compensation premium calculations, accruals based on hire dates, print back capability, and a user friendly report writer. It allows the client to view its payroll by individual, department and/or grand totals before transmitting the data to Pay-Fone.

     Pay-Fone typically provides clients with processed payroll documents, including payroll checks, management reports and tax information, within 24 hours after receipt of the client data. Pay-Fone also offers direct deposit services by which a client's employees can have their net payroll electronically deposited to their bank accounts.

     Data is received at each of Pay-Fone's offices. The information is then processed at the Van Nuys location and printed at either the Van Nuys or Burlingame location. Pay-Fone stores client records on magnetic media and maintains duplicate records in off-site storage to protect against loss due to computer or power failure.

     Pay-Fone enters into a standard service agreement with each client which describes the services to be performed. This agreement limits Pay-Fone's liability to the client to the replacement of a defective check in the event of any errors or omissions by Pay-Fone in the documentation provided to the client. To date, Pay-Fone's liability with respect to errors and omissions has not been significant. With respect to tax filing services, Pay-Fone agrees to be responsible for certain penalties and interest which may be imposed by the regulatory agencies.

Either Pay-Fone or the client may terminate the standard service agreement on reasonably short notice. Pay-Fone provides payroll services on a weekly, bi-weekly, semi-monthly or monthly basis, and bills the customer on a monthly basis.

    Personal service is an important aspect of Pay-Fone's business. Pay-Fone places a strong emphasis on a commitment to customer service.

     Software and Equipment

     Pay-Fone develops and owns computer software and related equipment, in addition to software and hardware Pay-Fone leases from third parties. Pay-Fone continually updates its proprietary software to reflect changes in Federal, state and local laws and regulations. Pay-Fone also designs system enhancements and equipment devices which are intended to enlarge and improve the capabilities of its payroll services. In fiscal years 1994, 1993 and 1992, Pay-Fone spent $148,528, $182,255 and $172,784, respectively, on research and development which related to such software and equipment modifications and enhancements.

     Pay-Fone owns the terminals and computer equipment required to perform its payroll services. The majority of equipment is purchased from equipment manufacturers such as IBM and is serviced under maintenance contracts. Other equipment is maintained by Company personnel.

     The materials, supplies, equipment and computer hardware used by Pay-Fone, or substantially equivalent alternatives, are available from several commercial sources, and Pay-Fone is not dependent on any single source.


     Sales and Marketing

     Pay-Fone markets is services through its own sales force from its headquarters and branch offices. Pay-Fone has historically targeted small to medium size businesses (up to 200 employees) as those which would have the most use for Pay-Fone's services. With the introduction of Rapid-PC, in February 1994, Pay-Fone has expanded its marketing to the large employer market, generally businesses with more than 200 employees.

     Proprietary Rights

     Pay-Fone uses the service marks MICRO/HOST, CALL-A-CHECK, FAX-A-CHECK, Precision Payroll, Precision Package, and PayMate in its business. Pay-Fone believes it has protectable rights to such marks under common law principles.

     Pay-Fone considers its software, customer lists and trade practices to be proprietary trade secrets, which it intends to protect to the full extent permitted by law, and material to its business. Primary to this protection is Pay-Fone's standard employment agreement which each employee signs at the inception of his or her employment and in which, in addition to other restrictions, the employee agrees that he or she will not directly or indirectly divulge such proprietary trade secrets to any firm, person or corporation either during his employ or for a period of two years after the termination of employment.

     In February, 1994, Pay-Fone licensed the Rapid PC software, which allows Pay-Fone to provide full service to the large employer market, from a third party.


     Competition

     The business in which Pay-Fone is engaged is highly competitive, and Pay-Fone competes with numerous entities which provide similar services, including national data processing companies, local businesses and banks. Pay-Fone believes that important competitive factors are price, speed and quality of service. Pay-Fone believes that it competes effectively in each of these areas. Many of Pay-Fone's competitors have greater financial and personnel resources than does Pay-Fone. Since the majority of businesses prepare their own payroll in-house, the major source of competition is manual payroll systems sold by numerous vendors and the availability of low-priced computers and software programs which enable businesses to perform computerized payroll in-house.

     Employees

     As of February 15, 1995, Pay-Fone had 92 full-time employees and 4 part-time employees.

     Properties

     Pay-Fone's principal executive offices, which include local customer service and sales activities and house the central computer processing facility, are located in Van Nuys, California. The 39,663 square foot building is owned by Pay-Fone and the ground is leased under a lease expiring June 2025. Approximately 13,000 square feet of this building are subleased, most for a term which expires in February 1996. Pay-Fone also leases offices in four locations in California which house local customer service and sales operations. Pay-Fone believes that its facilities are adequate for its needs.

                           THE MERGER


     This section of the Proxy Statement/Prospectus and the next section entitled "CERTAIN PROVISIONS OF THE MERGER AGREEMENT AND OTHER AGREEMENTS" describe certain aspects of the proposed Merger. The following descriptions do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement and the Exhibits thereto which are attached as Annex I to this Proxy Statement/Prospectus and incorporated herein by reference. All shareholders are urged to read the Merger Agreement and the Exhibits thereto in their entirety.


General

     Pursuant to the Merger Agreement, Merger Sub will merge into Pay-Fone with Pay-Fone surviving the merger, and Pay-Fone will become a wholly owned subsidiary of Paychex. The Merger Agreement provides that the Merger will be consummated if the approval of the shareholders of Pay-Fone is obtained and all other conditions to the Merger are satisfied or waived.

     The Effective Time of the Merger will occur upon the filing of the appropriate documents with the Secretaries of State of the States of Delaware and California. These filings will occur as soon as practicable after the closing of the transactions contemplated by the Merger Agreement on the Closing Date. The Merger Agreement generally may be terminated by either Pay-Fone or Paychex if the Merger is not consummated on or before August 31, 1995 and under certain other conditions. See "CERTAIN PROVISIONS OF THE MERGER AGREEMENT AND OTHER AGREEMENTS -- Conditions/Waivers; Amendment/Termination; and Expenses and Fees."


Background of the Merger

     Paychex and Pay-Fone have been familiar to each other for a period of years as competitors in a number of markets, principally southern California. Both companies express a commitment to providing superior customer services, and they have a number of other similar characteristics which suggested a high potential for compatibility.

     Acting at the request of the Pay-Fone Board, David Malcolm, who became a director of Pay-Fone on July 12, 1994, contacted Paychex in early July 1994. This initial contact was made to determine whether Paychex had an interest in pursuing a business combination with Pay-Fone. The Pay-Fone Board believed that Pay-Fone lacked the critical mass necessary in its industry to maximize shareholder values in the near term and that its various constituencies would be better served if Pay-Fone were able to effect a business combination. Paychex expressed a serious interest in entering into acquisition discussions. To facilitate these discussions Paychex entered into a Confidentiality and Non-Disclosure Agreement with Pay-Fone on July 13, 1994.

     During the next two and one-half months, selected confidential information regarding Pay-Fone was provided to Paychex, and a series of discussions were held, primarily between
G. Thomas Clark, Vice President of Finance of Paychex, and Mark Kelton, a Pay-Fone director. These preliminary conversations explored the feasibility of a merger and included issues such as valuation and possible deal structures.

     Mr. Kelton reviewed these discussions in depth with the Pay-Fone Board during a meeting held on September 30, 1994 and the Board authorized the continuation of discussions. Mr. Kelton also from time to time had meetings with, and made calls to, the other Pay-Fone directors to keep them appraised of the discussions and to solicit their advice.

     In early October 1994, Paychex retained its attorneys and accountants to advise it in the evaluation and possible structuring of a transaction with Pay-Fone since it appeared that a transaction favorable to the shareholders of Paychex could possibly be arranged. An initial visit was made to Pay-Fone by Mr. Clark, Francis Provino, Paychex' Controller, and Donald Mersh, a Regional Manager of Paychex, on October 11 and 12 to meet with Mr. Kelton and Pay-Fone President Mark Leekley, visit Pay-Fone's corporate headquarters and main processing facility, review confidential information, and discuss issues regarding deal structure and consideration. During October 1994, Paychex had the opportunity to review a meaningful amount of confidential information concerning Pay-Fone. Both parties desired to continue discussions with a view towards reaching an agreement of merger.

     Throughout this period, Pay-Fone reviewed and evaluated the public information available regarding Paychex, and Messrs.
Kelton and Leekley discussed the business of Paychex with senior
Paychex officials, principally Mr. Clark.

     In early November it was decided to defer further discussions and negotiations to permit Pay-Fone and Paychex to attend to the increased level of business activity associated with the end of the calendar year. At a December 16, 1994 meeting of the Pay-Fone Board, Mr. Kelton briefed the directors on the status of the negotiations, and the matter was considered at length by the Pay-Fone Board.

     Discussions between Paychex and Pay-Fone resumed in mid-January, 1995, and Messrs. Clark and Provino made a second trip to meet with Messrs. Kelton and Leekley on January 28, 29 and 30, 1995. Subsequent thereto, drafting of agreements commenced while further negotiations and due diligence examinations continued.
At various times between late January and mid-March, 1995, Mr. Kelton sent drafts of the agreements to each of Pay-Fone's directors and solicited their questions and comments in telephone conversations and personal meetings.

     The Paychex Board of Directors (the "Paychex Board") was advised of the negotiations and proposed terms of agreement at regular meetings on October 5, 1994 and January 12, 1995. At the earlier meeting, the Board authorized the Paychex Executive Committee to pursue, approve and conclude the transaction within specified price limits. The Executive Committee conferred on February 8, 1995 to consider various developments and issues in the negotiations and the results of management's due diligence investigations to date. Minutes of their deliberations were provided to the full Board. On March 5, 1995, each of the members of the Executive Committee reviewed in detail the agreements prepared by counsel and, after conferring, approved said agreements and authorized Paychex officers to sign and deliver them with such changes as the officers shall have approved. The full Board then ratified all agreements as signed at its meeting on April 13, 1995.

     On March 17, 1995, the Pay-Fone Board of Directors held a meeting at which it considered the final negotiated terms of the proposed transaction with Paychex and reviewed and unanimously approved the draft agreements.

     The Merger Agreement and related agreements were signed on March 17, 1995.

Pay-Fone's Reasons for the Merger

     The Pay-Fone Board has believed that it would be beneficial for Pay-Fone to increase the scope of its operations and revenue substantially in order to obtain economies of scale which would be likely to enhance shareholder values. With that objective, various Pay-Fone officers and directors have held discussions with the managements of a number of other payroll processing companies with a view towards increasing the scope of Pay-Fone's operations. Pay-Fone has been unable to arrange transact"ions that would have enabled Pay-Fone to achieve the desired scale. However, the Pay-Fone Board and management believe they have kept themselves well informed regarding prices, terms and other aspects of merger and acquisition activities in the payroll processing industry.

     The principal reason for the approval of the terms of the Merger Agreement by the Pay-Fone Board is that, in the opinion of the Pay-Fone Board, the consummation of the Merger will result in greater value to the Pay-Fone shareholders than would likely have been achieved in the foreseeable future through continued independent operations. In addition, the Pay-Fone Board believes that the relative compatibility of the two companies including such important areas as their corporate culture and their commitment to customer service is likely to have beneficial effects for Pay-Fone's current clients and employees. In comparing the economic effect of the Merger to the stock market performance it believed could be achieved by Pay-Fone independently and taking into account among other things Pay-Fone's expected financial performance, the possibility of effecting acquisitions in which Pay-Fone would be the surviving company, and the risks associated therewith, the Pay-Fone Board determined that the Merger would be the superior alternative for the Pay-Fone shareholders from a financial point of view.

Paychex' Reasons for the Merger

     Paychex believes that the Merger is the best interests of Paychex and its stockholders because it enables Paychex to expand at a more rapid rate than possible through the normal acquisition of clients. The cost to Paychex and its stockholders in terms of shares of Paychex Common Stock issued in connection with the Merger is deemed reasonable by the Paychex Board in light of the net assets acquired and the expenses normally incurred by Paychex in connection with obtaining new clients and selling additional services. In addition, Pay-Fone provides Paychex the opportunity to increase its California payroll client base by approximately 3,500 or 10%. The Pay-Fone client base is very compatible to the Paychex client base in terms of size and payroll features delivered. Moreover, Paychex would have significant opportunities to sell the Pay-Fone client base additional add-on products such as TaxPay, Direct Deposit and Human Resource products and services. Pay-Fone has a very limited number of clients utilizing services comparable to TaxPay and Direct Deposit. Finally, Pay-Fone has an experienced group of customer service managers and employees that can provide additional quality personnel to Paychex' southern California business.

Merger Consideration

     Pursuant to the Merger Agreement, at the Effective Time each Pay-Fone Share will be converted into that number of shares of Paychex Common Stock calculated by dividing (a) $10,475,000, subject to certain adjustments, by (b) the product of (i) a price (the Formula Price) based on the average of the last reported sales price of Paychex Common Stock on the NASDAQ National Market for the 20 consecutive trading days ending on the second trading day immediately preceding, but not including, the Closing Date (the Actual Price), which average may be adjusted by up to $3.00 as specified in the Merger Agreement and (ii) the sum of the number of Pay-Fone Shares then outstanding and the number of Pay-Fone Shares issuable upon exercise of then exercisable stock options granted by Pay-Fone (the Exchange Ratio).

     The $10,475,000 may be reduced by (a) the Tax Claim Adjustment, which is the sum of all amounts expended by Pay-Fone between March 17, 1995 and the Closing Date in contesting and resolving claims asserted by the Internal Revenue Service against Pay-Fone for the fiscal years 1987 through 1991 and California state tax claims based on the same facts and for the same periods (the "Tax Claims") and (b) the General Adjustment, which is the sum of all losses (other than those taken into account in the Tax Claim Adjustments), each of which exceeds $25,000 and is calculable without regard to materiality standards in the Merger Agreement, which would be suffered by Paychex upon consummation of the Merger as a result of a breach of a representation, warranty or covenant made by Pay-Fone in the Merger Agreement and which in the aggregate exceed $175,000, which reductions may be offset by (c) the Positive Adjustment, which is the sum of all benefits that would be enjoyed by Paychex upon consummation of the Merger as a result of conditions more favorable or performance more beneficial than represented or promised by Pay-Fone under the Merger Agreement. Pay-Fone has the right to terminate the Merger Agreement in the event the aggregate negative adjustment under (b) and (c) above exceeds $360,000, upon payment to Paychex of $70,000.

     The Formula Price and the Actual Price will be the same so long as the Actual Price is no less than $37 and no more than $43. In the event the Actual Price is greater than $43 but no more than $46, the Formula Price shall be $43, and if the Actual Price is greater than $46, the Formula Price shall be an amount equal to the Actual Price less $3. In the event the Actual Price is greater than $49, Pay-Fone shall have the right to terminate the Merger Agreement unless Paychex agrees to a Formula Price of $46. In the event the Actual Price is less than $37 but no less than $34, the Formula Price shall be $37, and if the Actual Price is less than $34, the Formula Price shall be an amount equal to the Actual Price plus $3. In the event the Actual Price is less than $31, Paychex shall have the right to terminate the Merger Agreement unless Pay-Fone agrees to a Formula Price of $34.

     For purposes of illustration only, the following chart sets forth various calculations of the Exchange Ratio based on a total of 1,607,943 Pay-Fone Shares outstanding and issuable upon exercise of exercisable options, and certain assumptions as to the Actual Price and adjustments to $10,475,000.

                                               Value of
                                             Exchange Ratio
Adjustment to  Actual  Formula  Exchange       based on
 $10,475,000   Price    Price    Ratio       Actual Price
$      0        $45      $43    .1515           $6.82
 100,000         45       43    .1501            6.75
 360,000         45       43    .1463            6.58


       0         35       37    .1761            6.16
 100,000         35       37    .1744            6.10
 360,000         35       37    .1700            5.95

     On _______________, 1995, the latest available date before the printing of this Proxy Statement/Prospectus, the closing price of a share of Paychex Common Stock on the NASDAQ National Market was $____________, and the closing price of a Pay-Fone Share on AMEX was $_____________.

     The Exchange Ratio will be adjusted to give effect to any stock split or other similar change in Paychex Common Stock which occurs prior to the Effective Time.

Fractional Shares

     No fractional shares of Paychex Common Stock will be issued in the Merger. In lieu of any fractional share, each holder of Pay-Fone Shares who would otherwise be entitled to a fraction of a share of Paychex Common Stock will be paid an amount in cash equivalent to such holder's proportionate interest in the net proceeds from the open market sale of the aggregate of all fractional shares to which holders of Pay-Fone Shares would otherwise have been entitled, which sales shall be made by an exchange agent to be appointed by Paychex to facilitate the exchange of Pay-Fone Shares for shares of Paychex Common Stock in the Merger (the "Exchange Agent"). Such sales shall be executed by the Exchange Agent on the NASDAQ National Market and in round lots to the extent possible. The expenses associated with the sale of such shares will be deducted from the gross proceeds therefrom.

Procedures for Exchange of Certificates

     At the Effective Time, the outstanding Pay-Fone Shares (other than dissenting shares, if any) will be automatically converted at the Exchange Ratio into full shares of Paychex Common Stock. It is a condition to the Merger that all shares of Paychex Common Stock to be issued in the Merger are listed on the NASDAQ National Market.

     As soon as practicable after the Effective Time, a transmittal letter will be mailed by the Exchange Agent to each record shareholder of Pay-Fone informing such shareholder of the procedures to follow in forwarding his or her Pay-Fone stock certificates to the Exchange Agent. Upon receipt of such stock certificates, the Exchange Agent will deliver full shares of Paychex Common Stock to such shareholder in accordance with the Exchange Ratio and cash in lieu of fractional shares pursuant to the terms of the Merger Agreement and in accordance with the transmittal letter, together with any dividends or other distributions to which such shareholder is entitled.

     There will be no further transfers of Common Stock on Pay-Fone's stock transfer books after the Effective Time. If a certificate representing Pay-Fone Shares is presented for transfer, it will be canceled and a certificate representing the appropriate number of full shares of Paychex Common Stock and cash in lieu of fractional shares and any dividends and distributions will be issued in exchange therefor.

     After the Effective Time and until surrendered, Pay-Fone Shares will be deemed for all corporate purposes, other than the payment of dividends and distributions, to evidence ownership of the number of full shares of Paychex Common Stock into which such Pay-Fone Shares were converted in the Merger. No dividends or other distributions, if any, payable to holders of Paychex Common Stock will be paid to the holders of any certificates for Pay-Fone Shares until such certificates are surrendered. Upon surrender of such certificates, all such declared dividends and distributions which shall have become payable with respect to such Paychex Common Stock in respect of a record date after the Effective Time will be paid to the holder of record of the full shares of Paychex Common Stock represented by the certificate issued in exchange therefor, without interest.

     SHAREHOLDERS OF PAY-FONE SHOULD NOT FORWARD STOCK
CERTIFICATES TO THE EXCHANGE AGENT UNTIL THEY HAVE RECEIVED
TRANSMITTAL LETTERS.  SHAREHOLDERS OF PAY-FONE SHOULD NOT RETURN
STOCK CERTIFICATES WITH THE ENCLOSED PROXY.


Certain Federal Income Tax Consequences

     The following is a summary of certain federal income tax consequences of the Merger that are generally applicable to Paychex, Pay-Fone and the Pay-Fone shareholders. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), regulations promulgated thereunder, and applicable rulings and decisions, as currently in effect, all of which are subject to change. This summary does not discuss any aspect of state, local or foreign taxation and does not discuss all of the tax consequences that may be relevant to particular Pay-Fone shareholders in light of their personal investment circumstances, or to certain types of shareholders that may be subject to special tax rules, such as financial institutions, tax-exempt organizations, insurance companies, dealers in securities, foreign corporations, individuals who are not citizens or residents of the United States and individuals who acquired their Pay-Fone Shares in connection with stock option plans or in other compensatory transactions. In addition, the discussion does not address the effects of the Merger on holders of Pay-Fone Options. The discussion with respect to Pay-Fone shareholders is limited to those shareholders who have held the Pay-Fone Shares and who will hold the Paychex Common Stock received in the Merger as "capital assets" within the meaning of Section 1221 of the Code.

     This summary is based upon an opinion of Hughes Hubbard & Reed, tax counsel for Pay-Fone. It should be noted that tax counsel's opinion does not address all of the federal income tax consequences of the Merger, and neither this summary nor tax counsel's opinion is binding on the Internal Revenue Service ("IRS"). Pay-Fone has not requested and will not request a ruling from the IRS with regard to any of the federal income tax consequences of the Merger.

     Accordingly, Pay-Fone shareholders and others affected by the Merger should consult their own tax advisors as to the consequences of the Merger, including the application to their particular situation of the tax consequences discussed below, as well as the application of state, local, foreign or other tax laws.

     The federal income tax consequences of the Merger will depend on whether, among other things, the Merger satisfies the requirements for a "tax-free" reorganization ("Reorganization") under Code Sections 368(a)(1)(A) and 368(a)(2)(E). Among the requirements for a Reorganization are that: (1) Pay-Fone after the Merger will have continued its historic business or will have used a significant portion of its historic business assets in a business; and (ii) the significant historic shareholders of Pay-Fone will not have had a plan or intention, existing at or prior to the Effective Time of the Merger, to dispose of the Paychex Common Stock to be received in the Merger such that they would not have retained a significant continuing interest in Pay-Fone after the Merger through their continued ownership of Paychex Common Stock. Pay-Fone will not be obligated after the Merger to continue its historic business or to use a significant portion of its historic assets in a business. Moreover, while the Affiliates of Pay-Fone have represented that they do not currently have and at the Closing Date will not have a present plan or intention to dispose of more than 50 percent of the Paychex Common Stock to be received in the Merger, they will not be obligated to continue to hold any Paychex Common Stock, apart from: (i) a contractual commitment with Paychex to hold all of the Paychex Common Stock received by them until results covering at least 30 days of combined operations of Pay-Fone and Paychex have been publicly disseminated by Paychex; and (ii) restrictions on resale, if any, imposed by the federal securities laws. Each of the Affiliates has expressly reserved the right at any time after the Closing Date to evaluate his or her investment portfolio, including Paychex Common Stock, and to make such investment decision with respect to such securities as such Affiliate shall deem to be in his or her interest.

     Because certain actions by Pay-Fone or its historic shareholders occurring after the Merger could violate the continuity of business enterprise or continuity of interest requirements for a Reorganization, tax counsel has expressed no opinion as to whether the Merger will satisfy the requirements for a Reorganization. Accordingly, there can be no assurance that the Merger will satisfy the requirements for a Reorganization or that the IRS would not challenge the status of the Merger as a Reorganization based on events which take place after the Merger.

     If the Merger qualifies as a Reorganization, tax counsel has advised that the following federal income tax consequences will result from the Merger.

     (a) No gain or loss would be recognized by a holder of Pay-Fone Shares upon the receipt of the Paychex Common
          Stock in exchange for his Pay-Fone Shares (except for cash received in lieu of a fractional share).

     (b) The aggregate tax basis of the Paychex Common Stock received by a Pay-Fone shareholder in the Merger (including a fractional share interest, if any) would be the same as the aggregate tax basis of the Pay-Fone Shares surrendered in exchange therefor.

     (c) The holding period of the Paychex Common Stock (including a fractional share interest, if any) received by a Pay-Fone shareholder in the Merger would include the holding period of the Pay-Fone Shares surrendered in exchange therefor, provided that the Pay-Fone Shares so surrendered are held as a capital asset at the Effective Time of the Merger.

     (d) A Pay-Fone shareholder who receives cash in lieu of a fractional share of Paychex Common Stock in connection with the Merger would recognize gain or loss equal to the difference between the cash received and the basis of such fractional share. Such gain or loss would be capital gain or loss, provided that the Pay-Fone Shares are held as a capital asset at the Effective

          Time of the Merger, and would be long-term capital gain or loss if the Pay-Fone Shares had been held for more than one year.

     (e)  No gain or loss would be recognized by Paychex, Merger
          Sub or Pay-Fone in connection with the Merger.

     If the Merger does not satisfy the requirements for a Reorganization, tax counsel has advised that a Pay-Fone shareholder would be treated as if he sold his Pay-Fone Shares in a taxable transaction. In such event, a Pay-Fone shareholder would recognize capital gain or loss in an amount equal to the difference between the fair market value, as of the Effective Time of the Merger, of the Paychex Common Stock (and the amount of cash received in lieu of a fractional share) and the tax basis of the Pay-Fone Shares surrendered in exchange therefor, provided that the Pay-Fone Shares so surrendered are held as a capital asset at the Effective Time of the Merger. Such capital gain or loss would be long-term capital gain or loss if the Pay-Fone Shares have been held for more than one year. A Pay-Fone shareholder's aggregate basis in the Paychex Common Stock received in the Merger would equal its fair market value as of the Effective Time of the Merger, and the Pay-Fone shareholder's holding period of such Paychex Common Stock would begin the day after the Merger.

     Whether or not the Merger qualifies as a Reorganization, tax counsel has advised that a Pay-Fone shareholder who exercises dissenters' rights and receives cash in the Merger in lieu of Paychex Common Stock will be treated as having received the cash as a distribution in redemption of his Pay-Fone Shares as provided in Code Section 302. Such shareholder generally will recognize capital gain or loss measured by the difference between the amount of cash received and his aggregate adjusted tax basis in the Pay-Fone Shares, provided the Pay-Fone Shares were held as a capital asset at the Effective Time of the Merger. Such capital gain or loss will be long-term capital gain or loss if the Pay-Fone Shares have been held for more than one year. A shareholder exercising dissenters' rights who also owns Paychex Common Stock, or who is deemed for federal income tax purposes to own constructively Paychex Common Stock actually owned by other persons or entities, may recognize dividend income, taxable as ordinary income, equal to the amount of the cash received.

     The discussion set forth above is included for general information only. It does not address the state, local or foreign tax aspects of the Merger. The discussion is based on currently existing provisions of the Code, existing and proposed treasury regulations thereunder and current administrative rulings and court decisions. All of the foregoing are subject to change and any such change could affect the continuing validity of this discussion. Each shareholder should consult his or her own tax advisor with respect to the specific tax consequences of the Merger to him or her, including the application and effect of state, local and foreign tax laws.


Accounting Treatment

     The Merger is intended to be treated as a pooling of interests transaction for accounting and financial reporting purposes. Under the pooling of interests method of accounting, the recorded assets and liabilities of Paychex and Pay-Fone will be carried forward to Paychex's consolidated financial statements at their recorded amounts, the consolidated earnings of Paychex will include earnings of Paychex and Pay-Fone for the entire fiscal year in which the Merger occurs and the reported retained earnings of Paychex and Pay-Fone for prior periods will be combined and restated as consolidated retained earnings of Paychex. See "CERTAIN PROVISIONS OF THE MERGER AGREEMENT AND OTHER AGREEMENTS -- Conditions/Waiver."

     Paychex and Pay-Fone have agreed that during the period from the date of the Merger Agreement through the Effective Time, unless the parties shall have otherwise agreed in writing, neither of them will take any action that such party knows or has been advised would prevent Paychex from accounting for the Merger as a pooling of interests. Paychex and Pay-Fone have also agreed to use all reasonable efforts to cause their respective affiliates, and each of Pay-Fone's Affiliates (its officers and directors and Allied Contractors, Inc.) has agreed, not to take certain actions, including transfers of Pay-Fone Shares, that would impair Paychex's ability to account for the Merger as a pooling of interests. The Merger Agreement provides that a condition to the consummation of the Merger is the receipt by Paychex of an opinion of its independent auditors that the Merger will qualify for pooling of interests accounting treatment.

Rights of Dissenting Shareholders

     Sections 1300-1312 of the California General Corporation Law (the "CGCL"), contain provisions which permit the shareholders of Pay-Fone who comply with the procedures specified therein to receive payment in cash for the fair market value of their shares instead of shares of Paychex Common Stock in the Merger.
Sections 1300-1312 are set forth in full in Annex II to this Proxy Statement/Prospectus. The following is a brief summary of the provisions of those sections.

     The Pay-Fone Shares are listed on the American Stock Exchange. Under the CGCL, dissenters' rights are not available with respect to shares listed on the American Stock Exchange unless (i) the shares are subject to a restriction on transfer imposed by Pay-Fone or by any law or regulation ("Restricted Shares"), or (ii) 5% or more of the outstanding shares demand payment in accordance with the procedures described below. A condition to Paychex's obligation to consummate the Merger is that Demands (as defined below) shall not have been filed with respect to 5% or more of outstanding Pay-Fone Shares.

     Only record holders of Pay-Fone Shares may exercise dissenters' rights. Accordingly, in any case in which Pay-Fone Shares are held in the name of a nominee or agent, such as Shares held in "street name" by a broker, the beneficial owner of such Shares must make arrangements for the record holder of the Pay-Fone Shares to take all actions and to exercise and deliver all documents required to perfect the beneficial owner's dissenters' rights.

     To exercise dissenters' rights, a record shareholder (the "dissenting shareholder") must vote against the Merger, Pay-Fone or its transfer agent must timely receive a written statement from such dissenting shareholder demanding that Pay-Fone pay in cash the fair market value of the dissenting shareholder's Pay-Fone Shares (the "dissenting shares") and there must be a timely and proper submission to Pay-Fone or its transfer agent of the certificates representing the dissenting shares. A vote against the Merger will not satisfy the requirements with respect to the demand for payment in cash or other actions required to perfect dissenters' rights. Shareholders who vote in favor of the Merger, abstain from voting or provide no direction on their proxy cards to vote against the Merger will lose their dissenters' rights. Except as expressly limited in Sections 1300-1312 of the CGCL, dissenting shareholders have all the rights otherwise incident to Pay-Fone Shares until the dissenting shares' fair market value is agreed upon or determined.

     For purposes of determining Pay-Fone's purchase price for dissenting shares, fair market value shall be determined as of the day before the first announcement of the terms of the proposed Merger, excluding any appreciation or depreciation in consequence of the proposed Merger, but adjusted for any stock split or stock dividend which later becomes effective. On March 17, 1995, the day before the issuance of Pay-Fone's press release announcing the proposed Merger, the closing sale price for Pay-Fone Common Stock on AMEX was $4.50. See "SUMMARY - Comparative Market Prices and Dividend Data."

     By June 14, 1995, a dissenting shareholder must make, and Pay-Fone or its transfer agent must receive, a written demand (the "Demand") for Pay-Fone to purchase the dissenting shares in cash at their fair market value. The Demand must state the number and class of the shares held of record which the dissenting shareholder demands that Pay-Fone purchase and must contain a statement of what such shareholder claims to be the fair market value of the dissenting shares as of the day before the announcement of the proposed Merger. Once made, dissenting shareholder may not withdraw a Demand without the consent of Pay-Fone.

     Within ten days after the approval of the Merger by the shareholders, Pay-Fone will give written notice (the "Notice") by mail of such approval to those shareholders who voted against the Merger and who timely delivered a Demand; provided, however, that the Notice shall be mailed to dissenting shareholders other than holders of Restricted Shares only if Demands were timely delivered with respect to 5% or more of the outstanding Pay-Fone Shares. The Notice shall be accompanied by a copy of Sections 1300-1304 of the CGCL relating to dissenters' rights, a statement of the price Pay-Fone considers to represent the fair market value of the dissenting shares and a brief description of the procedure to be followed to exercise dissenters' rights. Within 30 days of the mailing of the Notice, a dissenting shareholder must submit to Pay-Fone at its principal office or at the office of its transfer agent the certificates representing the dissenting shares for endorsement thereon of a statement that the shares are dissenting shares or for an exchange for certificates so endorsed.

     Within 30 days after Pay-Fone and the dissenting shareholder agree that the shares are dissenting shares and agree as to the price of the shares, Pay-Fone must pay the agreed price plus interest thereon from the date of agreement. If, however, there is disagreement as to the status of the shares as dissenting shares or as to the fair market value of the shares or both, the shareholder may, within six months of the mailing of the Notice, seek a judicial determination of the status of the shares as dissenting shares or of the dissenting shares' fair market value.

     A dissenting shareholder loses dissenters' rights if (i) Pay-Fone abandons the Merger (upon such abandonment Pay-Fone shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith all necessary expenses incurred in such proceeding and reasonable attorneys' fees), (ii) the shares are transferred prior to their submission for endorsement as dissenting shares or are surrendered for conversion into shares of another class, (iii) there is disagreement as to the status of the shares as dissenting shares or as to the purchase price thereof and such shareholder fails to seek a judicial determination thereof within six months of the date on which the Notice was mailed, or (iv) such shareholder's Demand is withdrawn with the consent of Pay-Fone. No shareholder who has a right to demand payment of cash for his Pay-Fone Shares shall have any right at law or in equity to attack the validity of the Merger or have it set aside or rescinded except in an action to test whether a sufficient number of Pay-Fone Shares were legally voted in favor of the Merger.

      All written communications from shareholders with respect to the exercise of dissenters' rights should be mailed to
_______________.

     The foregoing summary does not purport to be a complete statement of the provisions of the CGCL relating to the rights of dissenting shareholders and is qualified in its entirety by reference to Annex II hereto.

Effect on Pay-Fone Stock Options

     At the Effective Time each outstanding option to purchase Pay-Fone Shares ("Pay-Fone Option") shall be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such Pay-Fone Option, a number of shares of Paychex Common Stock equal to the product of the Exchange Ratio and the number of Pay-Fone Shares subject to the Pay-Fone Option at a price per share equal to the aggregate exercise price for the Pay-Fone Shares subject to such option divided by the number of full shares of Paychex Common Stock deemed purchasable pursuant to such option; the terms of the conversion of any incentive stock option shall be determined in a manner that complies with applicable provisions of the Internal Revenue Code; and the number of shares of Paychex Common Stock that may be purchased upon exercise of any Pay-Fone Option shall not include any fractional share and, upon exercise of such option as to all remaining shares of Paychex Common Stock, a cash payment shall be made for any fractional share based upon the closing price of a share of Paychex Common Stock on the trading day next preceding the date of exercise and the exercise price.

     Paychex has agreed to take all corporate action necessary to reserve a sufficient number of shares of Paychex Common Stock for issuance and delivery upon exercise of the Pay-Fone Options and to register such shares under the Securities Act.


Interests of Certain Persons in the Merger

     The obligation of Paychex to consummate the Merger is subject to the condition that the employment agreement between Paychex and Mark Leekley, President and Chief Executive Officer of Pay-Fone, executed on March 17, 1995, shall have become effective. Pursuant to such employment agreement, Mr. Leekley will be employed commencing at the Effective Time for a term of one year for an annual salary of $93,000, plus a bonus of up to $21,000 and certain other benefits. Mr. Leekley will also be awarded stock options to purchase 1,500 shares of Paychex Common Stock at the closing price thereof at the Effective Time.

     As an incentive for remaining with Pay-Fone from the date of the Merger Agreement until the end of a period not to exceed eight months after the Effective Time, Pay-Fone will pay bonuses to its executive officers and other key employees in amounts ranging from $15,000 to $25,000 with respect to executive officers. A total of 17 employees (including five executive officers) are eligible for the bonuses, and the total bonus pool equals $175,500. Such employees will also be paid additional severance compensation (up to $10,263 with respect to executive officers) if they are terminated by Paychex for any reason other than for cause in the first 12 months after the Effective Time. In consideration for such payments, each employee must agree to release Pay-Fone from any claims relating to his or her employment and must execute Paychex' standard employee confidentiality agreement.

     In recognition of extraordinary services rendered in negotiating the Merger, the Board of Directors of Pay-Fone (with
Mark Kelton and David Malcolm abstaining) has approved and Pay-
Fone has paid bonuses to Mark Kelton, Mark Leekley and David
Malcolm of $50,000, $25,000 and $25,000, respectively.

     Pursuant to an Affiliates Agreement dated as of March 17, 1995 with Paychex, Pay-Fone directors and executive officers and Allied Contractors, Inc. (the Affiliates) have agreed to vote their Pay-Fone Shares in favor of the Merger. The Affiliates collectively own 76% of the Pay-Fone Shares outstanding and entitled to vote as of the record date for the Special Meeting and, accordingly, will be able to approve the Merger without the vote of any other shareholder. See "CERTAIN PROVISIONS OF THE MERGER AGREEMENT AND OTHER AGREEMENTS - Affiliates Agreement" and "OWNERSHIP OF PAY-FONE SHARES."

     The Merger Agreement prohibits Pay-Fone from, directly or indirectly, soliciting or engaging in any discussions or negotiations with any third party, other than Paychex, concerning a transfer of control of Pay-Fone. Consistent with their fiduciary duties, Affiliates who are also directors of Pay-Fone are required to act in good faith and in the best interests of Pay-Fone and its shareholders. Accordingly, notwithstanding the terms of the Affiliates Agreement or the Merger Agreement, Pay-Fone's directors, in the exercise of their fiduciary duties, may withdraw their approval and recommendation of, or abandon, the Merger if, for example, a third party proposed a transaction which the directors determined to be more favorable to Pay-Fone and its shareholders. The Merger Agreement provides that if the Pay-Fone Board takes a position contrary to the Merger, the holders of 5% or more of Pay-Fone Shares exercise dissenters' rights and Paychex elects to terminate the Merger Agreement, or if Pay-Fone fails to cooperate as required by the Merger Agreement in presenting the Merger to the Pay-Fone shareholders for their vote, then Pay-Fone will be required to pay $300,000 to Paychex as liquidated damages within ten days after written demand.

     In order to satisfy a Paychex requirement that Paychex not bear any substantial economic risk with respect to the Tax Claims and certain related claims as a result of the Merger, the six individuals serving as directors of Pay-Fone and Allied Contractors, Inc., a shareholder of Pay-Fone (collectively, the "EIA Shareholders"), have executed an Escrow and Indemnity Agreement with Paychex, Pay-Fone and an escrow agent which under certain circumstances will become effective at the Effective Time. Pursuant to the Escrow and Indemnity Agreement, the EIA Shareholders will indemnify Paychex and Pay-Fone against expenses and deficiencies paid after the Effective Time with respect to the Tax Claims and certain related claims. See "CERTAIN PROVISIONS OF THE MERGER AGREEMENT AND OTHER AGREEMENTS - Escrow and Indemnity Agreement." The formula for the Exchange Ratio in the Merger Agreement provides for an adjustment which would reduce the Exchange Ratio based on amounts expended by Pay-Fone between the date of the Merger Agreement and the Effective Time in contesting and resolving the Tax Claims. As a result of this provision in the Merger Agreement, expenses and deficiencies paid with respect to the Tax Claims prior to the Merger will negatively affect the Exchange Ratio and thereby all shareholders of Pay-Fone, while such expenses and deficiencies paid after the Merger may instead be borne by the EIA Shareholders.


Resale of Paychex Common Stock

     The shares of Paychex Common Stock to be issued to the shareholders of Pay-Fone pursuant to the Merger Agreement are being registered under the Securities Act pursuant to the Registration Statement of which this Proxy Statement/Prospectus is a part. However, persons who are affiliates of Pay-Fone will not be able to resell the Paychex Common Stock received by them in the Merger unless the Paychex Common Stock is registered for resale under the Securities Act, is sold in compliance with an exemption from the registration requirements of the Securities Act or is sold in compliance with Rule 145 under the Securities Act.

     Pursuant to Rule 145 under the Securities Act, the sale of Paychex Common Stock acquired by former affiliates of Pay-Fone pursuant to the Merger will be subject to certain restrictions. For two years after the Effective Date such persons may sell Paychex Common Stock under Rule 145 only if (i) Paychex has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding twelve months, (ii) the Paychex Common Stock is sold in a "broker's transaction," which is defined in Rule 144 under the Securities Act as a sale in which

(a) the seller does not solicit or arrange for orders to buy the securities, (b) the seller does not make any payment other than to the broker, (c) the broker does no more than execute the order and receive a nominal commission and (d) the broker does not solicit customer orders to buy the securities, and (iii) such sale and all other sales made by such person within the preceding three months do not collectively exceed the greater (x) 1% of the outstanding shares of Paychex Common Stock and (y) the average weekly trading volume of Paychex Common Stock on all national securities exchanges during the four-week period preceding the sale.

     The Affiliates have agreed to certain other restrictions with respect to the transferability of their Paychex Common Stock as described in "CERTAIN PROVISIONS OF THE MERGER AGREEMENT AND
OTHER AGREEMENTS - Affiliates Agreement."

CERTAIN PROVISIONS OF THE MERGER AGREEMENT AND OTHER AGREEMENTS


     The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, including exhibits thereto, a copy of which is attached as Annex I to the Proxy Statement/Prospectus and is incorporated herein by reference.


Representations and Warranties

     The Merger Agreement contains various representations and warranties of the parties thereto. The Merger Agreement includes representations and warranties by Pay-Fone and Paychex as to (i) the corporate organization, standing and power of Pay-Fone and Paychex and their subsidiaries, (ii) approvals by their respective Boards of Directors or Committees thereof, (iii) their capitalization, (iv) the authorization of the Merger Agreement,
(v) pending or threatened litigation, (vi) the Merger Agreement's non-contravention of any agreement, law, charter or by-law provision and the absence of the need (except as specified) for governmental or third-party consents to the Merger, (vii) the terms, existence, operations, liabilities and compliance with applicable laws of Pay-Fone employee plans, and certain other matters relating to the Employment Retirement Income Security Act of 1974, as amended, (viii) certain tax matters, (ix) ownership of and rights to use certain intellectual property, (x) the accuracy of financial statements and filings with the SEC, (xi) the conduct of business in the ordinary and usual course and the absence of any material adverse change in financial condition, business, results of operations, properties, assets, liabilities or prospects, (xii) certain contracts and leases, (xiii) certain transactions with affiliates, (xiv) brokers and finders, and (xv) the accuracy of information supplied for inclusion in this Proxy Statement/Prospectus and in the Registration Statement.


Business of Pay-Fone Pending the Merger

     Pay-Fone has agreed that, among other things, prior to the Effective Time or earlier termination of the Merger Agreement, it will conduct its operations according to its ordinary course of business consistent with its past practice and that it will seek to preserve its current business organizations, keep available the service of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it. Pay-Fone further agrees that, except with the consent of Paychex or as otherwise permitted pursuant to the Merger Agreement, prior to the Effective Time it will refrain from taking certain actions with respect to, among other things, its securities, employee benefits, corporate existence, or form thereof, assets, indebtedness, and major transactions.


Certain Covenants of Paychex

     Paychex has agreed that, prior to the Effective Time or earlier termination of the Merger Agreement, except as permitted in the Merger Agreement or with Pay-Fone's prior written consent, Paychex will not (i) adopt a plan of complete or partial liquidation, dissolution, merger or consolidation (other than a merger or consolidation in which Paychex would not become a subsidiary of any other person); (ii) adopt any amendments to the Certificate of Incorporation of Paychex or take any other action requiring a vote of the other holders of Paychex Common Stock, which would adversely effect the terms and provisions of the Paychex Common Stock or the rights of the holders thereof, (iii) authorize, recommend, propose or announce an intention, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing, or (iv) during the 60 days prior to the Closing purchase shares of Paychex Common Stock or take other actions a principal purpose of which is to affect the Actual Price of Paychex Common Stock or the Exchange Ratio.


No Solicitation

     Under the Merger Agreement, Pay-Fone has agreed that, prior to the closing, Pay-Fone will not, and it will not authorize any of its officers, employees, representatives, agents or affiliates to, directly or indirectly, encourage, solicit or engage in discussions or negotiations with any third party (other than Paychex) concerning any merger, consolidation, share exchange or similar transaction involving Pay-Fone or any purchase of all or a significant portion of the assets of or equity interest in Pay-Fone, or any other transaction that would involve a transfer or potential transfer of control of Pay-Fone, other than the transactions contemplated by the Merger Agreement, provided, however, that the Pay-Fone Board may take and disclose to Pay-Fone shareholders a position under applicable Exchange Act rules with respect to a tender offer for Pay-Fone Shares commenced by a third party and otherwise act in a manner consistent with its fiduciary duties. Pay-Fone has agreed to notify Paychex immediately of any inquiries or proposals with respect to any such transactions that are received by, or any such negotiations or discussions that are sought to be initiated with, Pay-Fone.

     Pay-Fone has agreed that, in the event that its Board takes a position contrary to the proposed Merger and the holders of 5% or more of the Pay-Fone Shares elect dissenters' rights and Paychex elects to terminate the Merger Agreement in accordance with the provisions thereof, then Pay-Fone will pay Paychex the sum of $300,000. Similarly, Paychex has agreed that, in the event it fails to cooperate as required by the Merger Agreement or unreasonably fails to provide its consent or unreasonably employs an immaterial breach or failure to terminate the Merger Agreement, it will pay Pay-Fone the sum of $300,000. In both instances the payment represents liquidated damages which shall extinguish all other claims.


Conditions/Waivers

     Conditions to Each Party's Obligations to Effect the Merger.

     It is a condition of each party's obligations under the Merger Agreement that the following conditions be satisfied or waived: (i) the Merger shall have been approved by the holders of a majority of the outstanding Pay-Fone Shares, (ii) all governmental authorizations required for performance of the obligations under the Merger Agreement have been obtained, (iii) there shall be no judgment, writ, order, injunction or decree of any court or governmental body enjoining or otherwise preventing consummation of the transactions contemplated by the Merger Agreement, (iv) there shall be no stop order suspending the effectiveness of, or any action by the SEC to suspend the effectiveness of the Registration Statement, (v) the Paychex Common Stock to be issued in the Merger shall have been approved for listing on the NASDAQ National Market, (vi) Paychex shall have received all state securities or blue sky authorizations for issuance of Paychex Common Stock pursuant to the Merger and (vii) all required authorizations, consents or approvals (other than those described in clause (ii) of this sentence) for the performance of the obligations under the Merger Agreement, the failure of which would have a material adverse affect on Paychex and its subsidiaries taken as a whole, shall have been obtained.


     Conditions to Paychex' and Merger Sub's Obligations.

     The obligations of Paychex and Merger Sub under the Merger Agreement are subject to the fulfillment or waiver of the following additional conditions: (i) each of the representations and warranties of Pay-Fone contained in the Merger Agreement or otherwise expressly required by the Merger Agreement to be made after the execution thereof (A) shall have been true in all material respects when made and (B) in some cases shall be true in all material respects at the time of the Closing with the same effect as though such representations and warranties had been made at such time, (ii) at or prior to the Closing, Pay-Fone shall have performed or complied in all material respects with all agreements and conditions required of it pursuant to the Merger Agreement, (iii) Pay-Fone shall have delivered to Paychex a certificate, dated the date of the Closing and signed by the President or any Vice President of Pay-Fone, certifying as to the fulfillment of the conditions specified in clauses (i) and (ii) of this sentence, (iv) Paychex shall have received a legal opinion from counsel for Pay-Fone satisfactory to Paychex, (v) all corporate proceedings taken by Pay-Fone in connection with the transactions contemplated by the Merger Agreement shall be reasonably satisfactory to Paychex and Paychex' counsel, (vi) Paychex shall have received a tax opinion of Woods, Oviatt, Gilman, Sturman & Clarke LLP, counsel for Paychex, as contemplated by the Merger Agreement, (vii) Paychex shall have received an opinion from Ernst & Young LLP that the Merger will qualify for pooling-of-interests accounting treatment, (viii) no suit, action, investigation, inquiry or other proceeding by any United States governmental body or other material governmental body shall have been instituted and be pending which imposes or which would be reasonably expected to impose any condition or restriction unacceptable to Paychex in its reasonable judgment,
(ix) the Registration Statement shall disclose no information in existence on the date of the execution of the Merger Agreement which is materially adverse to Pay-Fone's business, properties, operations, condition or prospects not previously disclosed in reports of Pay-Fone filed with the SEC or in the Merger Agreement, (x) the Employment Agreement between Paychex and Mark Leekley, Pay-Fone's President, shall have become effective, (xi) Pay-Fone shareholders holding 5% or more of the outstanding Pay-Fone Shares shall not have exercised appraisal rights, (xii) all persons required so to sign shall have signed the Affiliates Agreement, (xiii) the Escrow Agreement shall have become effective, if required, and (xiv) the Paychex Closing Price shall not be less than $31.00, unless Pay-Fone agrees that the Formula Price will be $34.00.


     Conditions to Pay-Fone's Obligations.

     Pay-Fone's obligations under the Merger Agreement are subject to the fulfillment or waiver of the following additional conditions: (i) each of the representations and warranties of Paychex and Merger Sub contained in the Merger Agreement or otherwise expressly required by the Merger Agreement to be made after the execution thereof (A) shall have been true in all material respects when made and (B) in some cases shall be true in all material respects at the time of the Closing with the same effect as though such representations and warranties had been made at such time, (ii) at or prior to the Closing, Paychex shall have performed or complied in all material respects with all agreements and conditions required of it pursuant to the Merger Agreement, (iii) Paychex shall have delivered to Pay-Fone a certificate, dated the date of the Closing and signed by the President or any Vice President of Paychex certifying as to the fulfillment of the conditions specified in clauses (i) and (ii) of this sentence, (iv) Pay-Fone shall have received a legal opinion from Woods, Oviatt, Gilman, Sturman & Clarke LLP counsel for Paychex satisfactory to Pay-Fone, (v) all corporate proceedings taken by Paychex in connection with the transactions contemplated by the Merger Agreement shall be reasonably satisfactory to Pay-Fone and Pay-Fone's counsel, (vi) the Registration Statement shall disclose no information in existence on the date of the execution of the Merger Agreement which is materially adverse to Paychex' business, properties, operations, condition or prospects not previously disclosed in reports of Paychex filed with the SEC or in the Merger Agreement, (vii) the Paychex Closing Price shall not be more than $49.00 (unless Paychex agrees that the Formula Price will be $46.00), and (viii) the aggregate amount subtracted from $10,475,000 in the Exchange Ratio calculation by reason of the provisions relating to General Adjustment and Positive Adjustment do not exceed $360,000. If Pay-Fone elects to terminate the Merger Agreement because condition (viii) is not satisfied, Pay-Fone has agreed to pay Paychex $70,000.


Amendment/Termination

     The parties to the Merger Agreement may amend it by a writing signed by both parties.

     The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval of Pay-Fone shareholders, either by the mutual written consent of Paychex and Pay-Fone or by the mutual action of their respective Boards of Directors.

     The Merger Agreement may also be terminated by action of either the Paychex Board or the Pay-Fone Board if (i) the Merger has not been consummated by August 31, 1995 (provided that the right to terminate under this clause (i) will not be available to any party whose failure to fulfill any obligation under the Merger Agreement or whose action or inaction, even though not prohibited by the Merger Agreement, has been the cause of or resulted in the failure of the Merger to occur on or before such date), (ii) any court or governmental body in the United States has issued a final and nonappealable order, decree or ruling or taken any other final and nonappealable action permanently restraining, enjoining or otherwise prohibiting the Merger, or
(iii) a party acquires verified information regarding the other party not known to the first party when the Merger Agreement was signed which has or would reasonably be expected (so far as can be foreseen at the time) to have a material adverse effect on the business, properties, operations, condition (financial and other) or prospects of the other party.

     In the event of termination of the Merger Agreement and abandonment of the Merger, neither Paychex nor Pay-Fone (or any of their directors or officers) will have any liability or further obligation to any party to the Merger Agreement, except with respect to certain confidentiality requirements as provided for in the Merger Agreement. Nevertheless, each party to the Merger Agreement will remain liable for any breach thereof.


Regulatory Approvals

     There are no federal or state regulatory requirements which must be complied or approval which must be obtained in connection with the transaction.


Expenses and Fees

     Paychex and Pay-Fone will each pay their own expenses in connection with the Merger, whether or not consummated. However, in the event that the aggregate adjustments to the $10,475,000 numerator in the Exchange Ratio formula exceeds $360,000 and Pay-Fone terminates the Merger Agreement, Pay-Fone must pay Paychex $70,000. See "THE MERGER - Merger Consideration."

     In the event that the Pay-Fone Board of Directors takes a position contrary to the proposed Merger, the holders of 5% or more of Pay-Fone Shares elect dissenters' rights and Paychex elects to terminate the Merger Agreement, then Pay-Fone must pay Paychex $300,000. Similarly, if Paychex fails to cooperate as required by the Merger Agreement or unreasonably fails to provide its consent or unreasonably employs an immaterial breach or failure to terminate the Merger Agreement, it must pay Pay-Fone $300,000. See "CERTAIN PROVISIONS OF THE MERGER AGREEMENT AND OTHER AGREEMENTS."


Affiliates Agreement

     Concurrently with the execution of the Merger Agreement, Paychex and the Pay-Fone Affiliates entered into the Affiliates Agreement, pursuant to which each Affiliate agreed to attend the Special Meeting in person or by proxy and to vote all Pay-Fone Shares owned by such Affiliate for approval and adoption of the Merger Agreement.

     The Affiliates Agreement also contains certain provisions relating to the treatment of the Merger as a pooling of interests for accounting purposes. Certain of the Affiliates (the "Members"), who own more than 70% of the outstanding Pay-Fone Shares, have agreed to continue to own their Pay-Fone Shares at all times prior to the Effective Time; while the remaining Affiliates have agreed not to sell, transfer or otherwise dispose of Pay-Fone securities only from and after the date which is 30 days prior to the Special Meeting. All Affiliates have agreed to hold their Pay-Fone Shares or the shares of Paychex Common Stock received in exchange therefor from the applicable date until after such time as results covering at least 30 days of combined operations of Pay-Fone and Paychex have been published by Paychex (the "Publication Date").

     Each Member has represented that such Member does not have, and as of the Closing Date such Member will not have, any present plan to sell more than 50% of the shares of Paychex Common Stock issued to such Member in connection with the Merger, but no Member has undertaken any obligation to hold any amount of such shares of Paychex Common Stock beyond the Publication Date.


Escrow and Indemnity Agreement

     Concurrently with the execution of the Plan and Agreement of Merger and the Affiliates Agreement, Paychex and certain owners of more than 70% of the outstanding Pay-Fone Shares (the "EIA Shareholders") executed an Escrow and Indemnity Agreement with Mara Escrow Company ("Escrow Agent"). The EIA Shareholders are the six Pay-Fone directors and a shareholder, Allied Contractors, Inc. The EIA Shareholders agreed under certain circumstances to deposit with the Escrow Agent at Closing that number of shares of Paychex Common Stock (the "Escrow Shares") as shall be equal to the quotient (rounded to the nearest whole number) derived by dividing $400,000 by the Formula Price. The Escrow Shares are to secure Pay-Fone and Paychex against loss resulting from Internal Revenue Service ("IRS") claims against Pay-Fone for the fiscal years ended June 30, 1987 through 1991 (the "Federal Tax Claims"), which currently aggregate $471,000, to the extent they are unresolved at the Closing Date. The EIA Shareholders (along with qualified professionals designated by them and approved by Paychex) would be authorized to negotiate and litigate to a final resolution the Federal Tax Claims and under certain circumstances claims asserted by the California Franchise Tax Board ("CFTB") for state income or franchise taxes with respect to the same periods and based on the same facts in the event the EIA Shareholders are responsible therefor. The authorization may also extend to similar IRS and CFTB claims relating to subsequent periods through June 30, 1995 for which the EIA Shareholders may also be responsible.

     Upon a final resolution of the Federal Tax Claims, Paychex will cause Pay-Fone to pay to the IRS the amounts still due with respect to the Federal Tax Claims and to pay to the EIA Shareholders the amount of the expenses incurred by them for which they seek reimbursement. The EIA Shareholders and Paychex will then agree upon (or accountants will determine) the net economic cost to Paychex and Pay-Fone ("Federal Tax Claim Cost") after reasonably anticipated tax benefits (taking deferred benefits into account by discounting them at the prime rate then in effect) of such resolution including reimbursement of EIA Shareholders' expenses.

     The Escrow Agent will release to Paychex that number of Escrow Shares as results from dividing the Federal Tax Claim Cost by the Formula Price and release to the EIA Shareholders the remaining Escrow Shares. If the quotient of such division is greater than the number of Escrow Shares, then the EIA Shareholders (in proportion) shall deliver to Paychex shares of Paychex Common Stock equal to the amount by which such quotient exceeds the number of Escrow Shares. If an EIA Shareholder no longer holds shares of Paychex Common Stock, he shall deliver in lieu of any such share cash in an amount equal to the Formula Price. The liability of the EIA Shareholders is several and not joint and is proportional.

     Upon delivery of all Escrow Shares, the escrow shall terminate. However, if the amount paid the IRS with respect to the Federal Tax Claims is more than $25,000, the EIA Shareholders agree to indemnify Paychex and Pay-Fone against the net economic cost of any claim, loss, liability or expense arising out of any IRS claim for fiscal years 1992 through 1995, and for CFTB claims for fiscal years 1987 through 1995 which claims are based on the same issues or facts as the Federal Tax Claims. If the amount paid the IRS with respect to the Federal Tax Claims is $25,000 or less, but includes some liability with respect to accumulated earnings claims, the EIA Shareholders agree to indemnify Paychex and Pay-Fone from the net economic cost of any claim, loss, liability or expense arising out of any IRS claim for fiscal years 1992 through 1995 and CFTB claims for fiscal years 1987 through 1995 which claims are based on the same issues and facts that result in liability in connection with the accumulated earnings claim.

     The EIA Shareholders agree to pay the Escrow Agent's fees for standard services; and Paychex and Pay-Fone on the one hand, and EIA Shareholders on the other, agree to share equally the fees of the Escrow Agent for extraordinary services required.

     The EIA Shareholders agreed to enter into the Escrow and Indemnity Agreement in order to satisfy a requirement of Paychex that Paychex not bear any substantial economic risk with respect to the Federal Tax Claims and related claims as a result of the Merger. Amounts paid by Pay-Fone with respect to the Federal Tax Claims and certain CFTB claims prior to the Effective Time could have the effect of reducing the Exchange Ratio. See "THE MERGER
- -Merger Consideration."

              MANAGEMENT'S DISCUSSION AND ANALYSIS
                   OF FINANCIAL CONDITION AND
                RESULTS OF OPERATION OF PAY-FONE


     The following discussion should be read in conjunction with the consolidated financial statements of Pay-Fone contained elsewhere in this Proxy Statement/Prospectus.


Results of Operations

     Three and Six Months ended December 31, 1994 and 1993.

     Pay-Fone experienced net losses of $104,817 and $206,521, respectively, for the three and six months ended December 31, 1994 compared to net income of $69,136 and $61,866, respectively, for the three and six months ended December 31, 1993. These losses were primarily due to expenditures associated with Pay-Fone's introduction of in-house tax filing services and entrance into the large-employer market. Management anticipated that the increased expenditures in these areas and increased marketing expenses would have a negative impact on earnings in the first half of the fiscal year, but that the expenditures would position Pay-Fone for continued revenue growth in fiscal 1995.

     Gross revenues for the three and six months ended December 31, 1994 increased $107,628 (10.2%) and $158,879 (7.5%), respectively, compared to the three and six months ended December 31, 1993. This increase in revenues is attributable primarily to Pay-Fone's acquisition of Concentric Computer Corporation in February 1994 and additional revenues generated by Pay-Fone's introduction of in-house tax filing services and entrance into the large-employer market.

     Direct operating costs as a percentage of revenues increased to 42% in the six months ended December 31, 1994 as compared to 37% in the same six months in the prior year due to the costs associated with the establishment of Pay-Fone's second branch location in Northern California and Pay-Fone's introduction of in-house tax filing services and entrance into the large-employer market.

     Selling, general and administrative expenses as a percentage of revenues increased to 72% and 72% in the three and six month periods ended December 31, 1994, respectively, as compared to 54% and 60%in the same periods of the prior year. Again, this increase is due to the expenditures related to the introduction of in-house tax filing services and entrance into the large-employer market, including increased staffing and marketing expenses. The general and administrative expenses are expected to increase in dollar amount during the balance of the fiscal year due to the legal and other costs associated with the Merger.

     Fiscal Years ended June 30, 1994, 1993 and 1992.

     Net income for the fiscal year ended June 30, 1994 was $188,966 as compared to net income of $151,015 for the fiscal year ended June 30, 1993 and net income of $110,596 for the fiscal year ended June 30, 1992. The 25% improvement in net income in fiscal 1994 compared to fiscal 1993 was primarily due to Pay-Fone's ongoing program of cost controls, a $38,000 increase in rent earned in fiscal 1994 by leasing excess space in its corporate headquarters building, a $20,976 credit to earnings arising from the change in the method of accounting for income taxes, and a reduction in legal expenses. This improvement occurred despite a slight reduction in revenues and additional expenses incurred with the establishment of a second branch office in Northern California.

     Pay-Fone's gross revenues declined 1% in fiscal 1994 after declining 13.1% in fiscal 1993 and 1.2% in fiscal 1992. Despite the slight decline in revenues in fiscal 1994, in the fourth quarter revenues increased 7.6% as compared to the same quarter in the prior fiscal year. In fiscal 1994, it was management's objective to improve Pay-Fone's sales and marketing results and to continue to actively pursue acquisition opportunities so as to increase Pay-Fone's gross revenues, net income and shareholder value. Pay-Fone's acquisition of Concentric Computer Corporation on February 1, 1994 contributed significantly to the increase in fourth quarter revenues above 1993 levels. Additionally, Pay-Fone continued to add new services and enhancements to its operating segments, including the introduction of in-house tax filing services and entrance into the large-employer market in the third quarter of fiscal 1994. While management expects that the increased expenditures in these areas and in marketing expenses will have a negative impact on earnings in the first half of the fiscal year, it believes that these expenditures will position Pay-Fone for continued revenue growth in fiscal 1995.

     The decline in Pay-Fone's revenues over the past several years was due to several factors, including the sale or discontinuation of portions of Pay-Fone's business outside California which were not profitable. In fiscal 1993, Pay-Fone sold its New York payroll business and terminated its Mobile, Alabama franchise, and in fiscal 1992 Pay-Fone terminated its franchise in Greenville, South Carolina, which in the aggregate contributed .5% and 5.5% of Pay-Fone's revenues in fiscal 1993 and 1992, respectively.

     Also, although the number of clients in fiscal 1993 and 1992 remained approximately the same, the average revenue per client declined because of a decrease in the number of employees which resulted in reduced payroll services. Management believes this was due, at least in part, to prevailing economic and employment conditions in California, Pay-Fone's main market. With the acquisition of Concentric Computer Corporation and Pay-Fone's increased sales efforts, the number of clients at June 30, 1994 increased approximately 9% over the number at June 30, 1993.

     Direct operating costs as a percentage of revenues increased from 36% in fiscal 1993 to 38% in fiscal 1994 due to the decrease in revenues and the expenses incurred with the establishment of Pay-Fone's second branch location in Northern California. Direct operating costs as a percentage of revenues decreased to 36% in fiscal 1993 as compared to 39% in fiscal 1992 due to the Company's cost controls.

     Selling, general and administrative costs as a percentage of revenues decreased to 57% in fiscal 1994 compared to 59% in fiscal 1993 and 60% in fiscal 1992 due to Pay-Fone's program of cost controls and a reduction in legal expenses in fiscal 1994. Combined marketing and advertising expenditures for fiscal 1994 increased approximately $62,000 to $1,032,571 as compared to $970,304 in fiscal 1993 and $1,088,090 in fiscal 1992.

     Research and development expenses in fiscal 1994 totaled $148,527 as compared to $182,255 in fiscal 1993 and $172,784 in fiscal 1992. Research and development expenditures are for payroll system enhancements and improvements to service and output to clients.

     Income from operations for fiscal 1994 increased $34,124 over fiscal 1993 after increasing $133,277 over fiscal 1992 due primarily to the reduction in selling, general and administrative costs.

     Pay-Fone adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (Statement 109) in fiscal year 1994 and applied the provisions of Statement 109 retroactively to July 1, 1993. The cumulative effect of the change in the method of accounting for income taxes as of July 1, 1993 was reported separately in fiscal 1994 as a $20,976 credit to earnings.


Liquidity and Capital Resources

     Pay-Fone relies on cash flow from operations and working capital to finance its business and operations. Pay-Fone's overall financial position continues to be strong with a current ratio of 10.9 at December 31, 1994. This compares to a current ratio of 8.4 at December 31, 1993. At December 31, 1994, Pay-Fone had $2.4 million in working capital. Pay-Fone has no legal obligation for material capital commitments. In management's opinion, current working capital together with normal positive operating cash flow are sufficient to meet its normal operating requirements. Pay-Fone does not have any long-term debt, lines of credit or other material financing arrangements.

                  OWNERSHIP OF PAY-FONE SHARES


     The following table sets forth information as of May 1, 1995, as to Pay-Fone Shares owned by (a) persons known to Pay-Fone to be the beneficial holders of more than 5% of the outstanding Pay-Fone Shares, (b) each director and the chief executive officer of Pay-Fone, and (c) all executive officers and directors of Pay-Fone as a group.

Beneficial Owner*              Number of Shares   Percent
                              Beneficially Owned  of Class
Allied Contractors, Inc.
2716 Ocean Park Boulevard
Suite 3006
Santa Monica, CA 90405-5207      386,669 (1)      26.05%

Richard Kelton
2716 Ocean Park Boulevard
Suite 3006
Santa Monica, CA 90405-5207      629,436 (2)      42.06%

David Kelton
2716 Ocean Park Boulevard
Suite 3006
Santa Monica, CA 90405-5207      229,688 (3)      15.42%

Allen Kahn, M.D.
55 East Washington Street
Chicago, IL  60602-2174          253,400 (4)      16.91%

Mark Kelton                      114,596 (5)      7.69%

Edwin Johnson                     43,700 (6)      2.92%

David L. Malcolm                  23,100 (7)      1.56%

Mark Leekley                      17,100 (8)      1.14%

All Executive Officers and
Directors as a Group
(11 persons)                    1,228,920 (9)     77.92%

     *    Includes the address of more than 5% shareholders.

     (1) Allied Contractors, Inc. ("Allied") is a California corporation owned by members of the Kelton family. Richard Kelton, David Kelton and Mark Kelton each serve as officers and directors of Allied. As President of Allied, Richard Kelton has the sole power to vote and dispose of all Pay-Fone Shares owned by Allied. Allied has granted each of Richard, David and Mark Kelton an option to purchase 54,000 Pay-Fone Shares owned by Allied.

     (2) Includes 386,669 shares owned by Allied (see Note 1) and exercisable options to purchase 12,200 shares from the Company.

     (3) Includes exercisable options to purchase 5,000 shares from the Company and exercisable options to purchase 54,000 shares from Allied.

     (4) Includes exercisable options to purchase 14,000 shares from the Company.

     (5) Includes exercisable options to purchase 5,000 shares from the Company and exercisable options to purchase 54,000 shares from Allied.

     (6)  Includes 1,000 shares owned by Mr. Johnson's wife,
10,000 shares owned by Economy Service Station, Inc., a corporation of which Mr. Johnson is the sole stockholder, and exercisable options to purchase 14,000 shares from the Company.

     (7)  Includes 5,500 shares owned by Suncoast Financial
Corporation, a corporation wholly-owned by Mr. Malcolm and his wife.

     (8) Includes exercisable options to purchase 16,800 shares from the Company.

     (9) Includes exercisable options to purchase 25,900 shares held by executive officers not named in the foregoing table. Also includes the shares identified in Notes (2) through (8) except that all of the shares owned by Allied, all of which have been attributed to Richard Kelton and some of which have also been attributed to David and Mark Kelton by reason of options granted by Allied, have been counted only once.

     Allied Contractors, Inc. and each of Pay-Fone's executive officers and directors have agreed to vote all voting securities of Pay-Fone owned by them, representing 76.47% of the Pay-Fone Shares outstanding and entitled to vote at the Special Meeting, for approval and adoption of the Merger Agreement.

               DESCRIPTION OF PAYCHEX COMMON STOCK


     The holders of Paychex Common Stock are entitled to one vote per share on all matters voted on by stockholders, including elections of directors, and, except as otherwise required by law, the holders of such shares exclusively possess all voting power. The Paychex Certificate of Incorporation does not provide for cumulative voting in the election of directors. The holders of Paychex Common Stock are entitled to such dividends as may be declared from time to time by the Paychex Board from funds available therefore, and upon liquidation, are entitled to receive pro rata all assets of Paychex available for distribution to such holders. All shares of Paychex Common Stock, when issued, are fully paid and non-assessable and the holders thereof do not have preemptive rights. As of ________________, 1995, there were ___________ shares of Paychex Common Stock issued and outstanding.

                     COMPARISON OF RIGHTS OF
                 HOLDERS OF PAY-FONE SHARES AND
                      PAYCHEX COMMON STOCK


     Pay-Fone is a California corporation and, accordingly, the rights of its shareholders are governed by California law. If the Merger is consummated, Pay-Fone shareholders will become shareholders of Paychex and their rights as such will be governed by the Delaware General Corporation Law ("Delaware Law"), the Certificate of Incorporation, as amended, of Paychex (the "Paychex Certificate") and the Bylaws of Paychex, (the "Paychex Bylaws"). The following is a summary of certain material differences between the Delaware Law, Paychex Certificate and Paychex Bylaws, on the one hand, and the California Corporations Code ("California Law"), Pay-Fone's Articles of Incorporation, as amended (the "Pay-Fone Articles"), and Pay-Fone's Bylaws, as amended (the "Pay-Fone Bylaws"), on the other.

Indemnification

     Although generally similar, Delaware Law permits a corporation to indemnify its directors, officers, employees and agents (collectively "agents") against liabilities and expenses arising out of legal proceedings brought against them by reason of their service as agents under a broader range of circumstances than does California Law. For example, under Delaware Law a corporation has the power to indemnify its directors and officers for expenses incurred or amounts paid in connection with a proceeding that is settled. California Law does not permit indemnification for expenses incurred or amounts paid in connection with a proceeding that is settled without court approval. Delaware Law allows a corporation to include in its bylaws, and in agreements between the corporation and its agents, provisions which expand the scope of indemnification beyond that otherwise provided by law. Under California Law, on the other hand, expanded indemnification is permitted only to the extent the additional rights to indemnification are authorized in the articles of incorporation. Pay-Fone has no such authorization in its Articles.

     The Pay-Fone Bylaws require Pay-Fone to indemnify its directors and officers to the extent permitted by law. The Paychex Bylaws require Paychex to indemnify its agents to the full extent permitted by law. In addition, Paychex has entered into separate indemnification agreements with its directors which may afford greater indemnification rights than Delaware Law. Paychex also maintains directors' and officers' liability insurance.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted pursuant to the foregoing provisions, the SEC has taken the position that such indemnification is against public policy as expressed in the Securities Act and is therefor unenforceable.

Limitation of Director Liability

     As permitted by Delaware Law, the Paychex Certificate includes a provision which eliminates the personal liability of directors for monetary damages for breach of fiduciary duty as a director. Thus, no director of Paychex may be personally liable for monetary damages for negligence or gross negligence, including grossly negligent business decisions in the case of a takeover attempt under Delaware Law; however, each director remains personally liable for failure to act in good faith, for breach of his duty of loyalty, for engaging in a transaction from which the director derives an improper personal benefit, for engaging in intentional misconduct or a knowing violation of law, or for the improper payment of a dividend or repurchase of shares. Paychex or any stockholder may seek an injunction or any other non-monetary relief in the event of a breach of a director's fiduciary duty. The limitation of liability applies only to claims against a director arising out of his role as a director and does not extend to the liability of a person who is a director for acts or omissions in his capacity as an officer. Furthermore, a director's liability under, and duty to comply with, the federal securities laws or other obligations unrelated to his fiduciary duty remain unaffected.

     California Law authorizes a corporation to adopt a provision in its articles of incorporation which similarly limits a director's personal liability for breach of his duties to the corporation (although Delaware Law limits director liability in a broader range of circumstances), but the Pay-Fone Articles do not contain such a provision.

Cumulative Voting

     Under California Law, cumulative voting in the election of directors is available to shareholders unless specifically eliminated in the articles of incorporation of a listed corporation (a corporation whose shares are listed on the New York Stock Exchange or American Stock Exchange, or whose shares are listed on the NASDAQ National Market and which has 800 or more shareholders). The Pay-Fone Articles do not eliminate cumulative voting. Under Delaware Law, cumulative voting in the election of directors is not available unless the corporation's certificate of incorporation so provides. The Paychex Certificate does not provide for cumulative voting.

Super-Majority Voting

     Delaware Law permits a corporation to include in its certificate of incorporation a provision requiring for any corporate action the vote of a larger proportion of the outstanding shares, or any class or series thereof, than required by Delaware Law ("super-majority vote"). Under California Law, a corporation may provide for a super-majority vote in its articles of incorporation for any corporate action except with respect to the election of directors, the removal of directors without cause, and the approval of the voluntary dissolution of a corporation. In the case of a corporation which has more than 100 shareholders of record (with certain exceptions not applicable to Pay-Fone), such corporation may not provide for a super-majority vote which exceeds 66-2/3% of the outstanding shares or any class or series thereof. Such super-majority vote provision must be approved by the same proportion of the outstanding shares as is required in the super-majority vote provision and such provision is effective only for a period of two years, subject to readoption by the shareholders for additional two-year periods. Neither the Pay-Fone Articles nor the Paychex Certificate contains a super-majority vote provision.

Size of Board of Directors

     Under California Law, although changes in the number of directors must in general be approved by the shareholders, the board of directors may fix the exact number of directors within a stated range set forth in the articles of incorporation or bylaws, provided that such provision has been approved by the shareholders. The Pay-Fone Articles provide that the Board of Directors shall consist of not less than four nor more than seven members and that the exact number shall be fixed by the Board of Directors or the shareholders. The current number of directors of Pay-Fone is six.

     Delaware Law permits the Board of Directors to change the authorized number of directors by amendment of the bylaws or in the manner provided in the bylaws, unless the number of directors is fixed in the certificate of incorporation, in which case the number of directors may be changed only by an amendment to the certificate of incorporation. The Paychex Certificate does not fix the number of directors, nor do the Paychex By-Laws which provide that the Paychex Board may fix the number by resolution adopted prior to the annual meeting of stockholders. The Paychex Board has currently fixed the number of directors at seven.

Special Meetings of Shareholders

     Under California Law, a special meeting of shareholders may be called by the board of directors, the chairman of the board, the president, the holders of shares entitled to cast not less than 10% of the votes at a meeting or such other persons as may be provided in the articles of incorporation or bylaws. The Pay-Fone Articles and Bylaws do not provide for any additional persons who may call a special meeting of shareholders. Under Delaware Law, a special meeting of stockholders may be called by the board of directors or such other persons as may be provided in the certificate of incorporation or bylaws. The Paychex Bylaws provide that the President, the Board of Directors or stockholders owning a majority of the outstanding shares may call a special meeting of stockholders.

Vote Required for Certain Mergers and Reorganizations

     Delaware Law relating to mergers and other corporate reorganizations differs from California Law in a number of respects. Generally, California Law requires a shareholder vote in more situations than does Delaware Law.

     Both California and Delaware Law generally provide for a shareholder vote of both the acquiring and acquired corporation in a merger and of the selling corporation for the sale of all or substantially all of its assets. In addition, with certain exceptions, California Law requires the affirmative vote of a majority of the outstanding shares of each class of (i) the acquiring corporation in a share-for-share exchange; (ii) the acquiring corporation (if it issues its securities) and acquired corporation in a sale-of-assets reorganization; and (iii) any parent corporation whose equity securities are issued or transferred in connection with a corporate reorganization.

     Delaware Law generally does not require a shareholder vote of the surviving corporation in a merger if the number of shares to be issued by the surviving corporation in the merger does not exceed 20 percent of the shares outstanding immediately prior to such issuance. California law contains a similar exception to its voting requirements for reorganizations where any corporation or its shareholders or both immediately before the reorganization own (immediately after the reorganization) more than five-sixths of the voting power of the surviving or acquiring corporation (or its parent).

     Under California Law, a sale of all or substantially all of a corporation's assets to a buyer in control of, or under common control with, the selling corporation requires the approval of at least 90 percent of the voting power of the selling corporation, unless the sale is in consideration of the nonredeemable common shares of the buying corporation or its parent, or the selling corporation obtains the approval of the Commissioner of Corporations, in either of which cases the sale must instead be approved by a majority of the outstanding shares. Under Delaware Law, a corporation may sell all or substantially all of its assets with the approval of a majority of the outstanding stock entitled to vote thereon, and there is no required super-majority stockholder approval for such a sale to a buyer that controls the selling corporation.

Class Vote for Certain Reorganizations

     With certain exceptions, California Law requires that reorganizations (mergers, certain sales and purchases of assets and similar transactions) be approved by a majority vote of each class of shares outstanding, and provides for separate series votes in certain circumstances. In contrast, the Delaware Law generally does not require such class voting, except in certain circumstances if the transaction involves an amendment to the certificate of incorporation which affects a class of shares adversely.

Fairness Opinion for Certain Reorganizations

     California Law provides that if a proposal for a tender offer, merger or other reorganization (including a share-exchange tender offer) or for certain sales of assets (a "Proposal") is made by a party who (i) directly or indirectly controls the target corporation, (ii) is, or is directly or indirectly controlled by, an officer or director of the target, or (iii) is an entity in which a material financial interest is held by any director or executive officer of the target, then an independent affirmative opinion as to fairness of the consideration to the shareholders of the target corporation must be delivered to the shareholders. The fairness opinion requirement does not apply if the target does not have shares held of record by 100 or more persons or if the transaction has been qualified under the California securities laws. If any other proposal for a reorganization (the "Later Offer") is received at least ten days prior to the date for acceptance of the tender offer or vote on the reorganization, the directors must inform the shareholders of the Later Offer, and must forward any Later Offer written material to the shareholders. In such event, the shareholders must be given a reasonable opportunity to withdraw any shares tendered or any vote, consent, or proxy given in connection with the Proposal. Delaware Law does not contain a similar provision.

Delaware Anti-Takeover Law

     Delaware Law prevents an "Interested Stockholder" (defined as any person that owns 15 percent or more of the outstanding voting securities of a corporation), from engaging in certain business combinations with a Delaware corporation for three years following the date such person became an Interested Stockholder unless certain conditions (such as approval by the board of directors or shareholders) are met. California Law has no comparable provision, although California Law regulates certain tender offers or proposals for reorganization by persons who directly or indirectly control the corporation. See "Fairness Opinion for Certain Reorganizations" above.

     This Delaware Law may have the effect of deterring an attempt to take control of Paychex or significantly delaying a purchaser's ability to acquire the entire interest in Paychex if such acquisition is not approved by Paychex' Board of Directors. The Paychex Certificate and Bylaws do not contain any additional anti-takeover provisions.

Appraisal Rights

     Delaware Law provides dissenters' rights of appraisal (statutory rights of dissenting shareholders to demand that, upon consummation of certain reorganizations, the corporation purchase their shares at an appraised fair market value) generally in connection with mergers and consolidations, but not with respect to (a) a sale-of-assets reorganization, (b) a merger by a corporation, the shares of which are either listed on a national securities exchange or the NASDAQ National Market System, or widely held (by more than 2,000 record shareholders) if such shareholders receive shares of the surviving corporation or of a listed or widely held corporation, and (c) shares of a corporation which survives the merger if no vote of such corporation's shareholders is required to approve the merger. California Law affords dissenters' rights in a reorganization which requires shareholder approval, including in a sale-of-assets reorganization, but excluding a share-exchange tender offer. California Law does not afford dissenters' rights in the case of shares that are listed on a national securities exchange or are on the list of OTC margin stocks, unless such shares are subject to restrictions on transfer or at least five percent (5%) of the outstanding shares claim dissenters' rights. See "THE MERGER - Rights of Dissenting Shareholders."

Inspection of Shareholder List

     California Law provides for an absolute right of inspection of the shareholder list for persons holding 5% or more of a corporation's voting shares or persons holding 1% or more of such shares who have filed a Schedule 14B with the SEC relating to the election of directors. Both California Law and Delaware Law allow any shareholder to inspect the shareholder list and certain corporate books and records for a purpose reasonably related to such person's interest as a shareholder. Delaware Law contains no provisions comparable to the absolute right to inspect the shareholder list provided by California Law to certain shareholders. California Law, however, purports to apply such provision to any foreign corporation if its principal executive office is in California or if it customarily holds meetings of its board of directors in California. Paychex may be considered to be within the penumbra of this provision of California Law since currently one of the four quarterly meetings of its board of directors is annually held in California.

Loans to Directors, Officers and Employees

     Under Delaware Law, a corporation may make loans to or guarantee the obligations of its officers or other employees, including officers or employees who are also directors, when such action, in the judgment the directors, may reasonably be expected to benefit the corporation. Under California Law, a corporation may not make any loan to, or guarantee the obligation of, a director or officer without shareholder approval. Although California Law would permit Pay-Fone's shareholders to adopt a bylaw permitting a disinterested majority of the directors to approve such loans or guarantees without shareholder approval, the Pay-Fone Bylaws do not contain such a provision.

Interested Director Transactions

     Under both California Law and Delaware Law certain contracts or transactions in which one or more of a corporation's directors has an interest are not void or voidable because of such interest or because such director was present at the meeting where such contract or transaction was authorized, approved or ratified by the shareholders or the board of directors if certain conditions are met, such as obtaining the required approval and fulfilling the requirement of good faith and full disclosure. Generally, with certain exceptions, the conditions are similar under California Law and Delaware. Generally, under both Laws shareholder or board approval of such contracts or transactions is required, except that pursuant to California Law, if shareholder approval is sought, the interested director is not entitled to vote his shares at a shareholder meeting with respect to any action regarding such contract or transaction. Under California Law, the contract or transaction must be approved by a majority vote of a quorum of the directors without counting the vote of the interested director (except for purposes of establishing a quorum) while under Delaware Law, the contract or transaction must be approved by a majority of the disinterested directors (even though less than a quorum).

Voting by Ballot

     California Law grants to each shareholder the right to require a vote by written ballot for the election of directors. Delaware Law provides that all actions of stockholders must be by written ballot unless otherwise provided in the certificate of incorporation. The Paychex Certificate does not require ballot voting, nor do the Paychex By-Laws.

Payment of Dividends and Repurchase of Shares of Common Stock

     Under Delaware Law, a corporation may pay dividends only out of surplus (generally the shareholders' equity of the corporation less the par value of the capital stock outstanding) or, if there exists no surplus, out of the net profits of the corporation for the fiscal year in which the dividend is declared and/or the preceding fiscal year (provided that provision must be made for outstanding stock having a liquidation preference). In general, shares of a corporation's capital stock may only be repurchased or redeemed by the corporation out of surplus.

     Under California Law, a corporation may pay dividends and may purchase or redeem outstanding shares of its capital stock only if the retained earnings of the corporation immediately prior thereto equal or exceed the amount of the proposed distribution or, in general, if immediately after giving effect to such distribution the assets of the corporation (excluding certain intangible assets) equal at least 125% of the liabilities of the corporation and the current assets of the corporation equal at least 100% or 125% (depending on whether certain financial tests are met) of the current liabilities.

                         LEGAL OPINIONS

     The legality of the Paychex Common Stock to be issued in connection with the Merger is being passed upon for Paychex by Woods, Oviatt, Gilman, Sturman & Clarke LLP. As of _____________, 1995, the attorneys in that firm owned __________
shares of Paychex Common Stock and held options to purchase an additional ___________ shares. A member of the firm also serves as a director of Paychex.

     Certain of the tax consequences of the Merger to Pay-Fone shareholders at the Effective Time will be passed upon by Hughes Hubbard & Reed, Los Angeles, California, on behalf of Pay-Fone. See "THE MERGER - Certain Federal Income Tax Consequences." Attorneys in that firm beneficially owned as of ______________, 1995, approximately _________ shares of Paychex Common Stock and _________ Pay-Fone Shares.

                             EXPERTS

     The consolidated financial statements of Paychex, Inc. incorporated by reference in Paychex' Annual Report (Form 10-K) for the year ended May 31, 1994, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of Pay-Fone Systems, Inc. as of June 30, 1994 and 1993, and for each of the years then ended, have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The report of KPMG Peat Marwick LLP covering the June 30,
1994 consolidated financial statements refers to a change in the method of accounting for income taxes.

     The financial statements of Pay-Fone for the fiscal year ended June 30, 1992, included in this Proxy Statement/Prospectus have been audited by Clumeck, Stern, Phillips and Schwartz, independent public accountants given on the authority of that firm as experts in accounting and auditing.

                      PAY-FONE CONSOLIDATED FINANCIAL STATEMENTS

CLUMECK, STERN, PHILLIPS & SCHWARTZ
Certified Public Accounts
15910 Ventura Blvd. Suite 1633
Encino, CA  91436


August 21, 1992

                  INDEPENDENT AUDITORS' REPORT


To the Shareholders and The Board of Directors of Pay-Fone Systems, Inc.

     We have audited the accompanying statements of operations, shareholders' investment and cash flows of Pay-Fone Systems, Inc. for the year ended June 30, 1992. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the results of its operations and cash flows of Pay-Fone Systems, Inc. for the year ended June 30, 1992, in conformity with generally accepted accounting principles.

                             /s/ CLUMECK, STERN, PHILLIPS & SCHWARTZ
                                   Certified Public Accountants

KPMG PEAT MARWICK LLP


                  Independent Auditors' Report


The Board of Directors and Shareholders
of Pay-Fone Systems, Inc.:

We have audited the accompanying consolidated balance sheets of Pay-Fone Systems, Inc. and subsidiary as of June 30, 1994 and 1993, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pay-Fone Systems, Inc. and subsidiary as of June 30, 1994 and 1993 and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

As discussed in notes 1 and 3 to the consolidated financial statements, effective July 1, 1993, the company changed its method of accounting for income taxes.



                              /s/ KPMG Peat Marwick LLP

                              Los Angeles, California
                              September 1, 1994

                               PAY-FONE SYSTEMS, INC.
                             CONSOLIDATED BALANCE SHEETS

                                                             June 30,      December 31,
                                                        1994         1993         1994
                                                                           (Unaudited)
ASSETS
CURRENT ASSETS:
  Cash  and cash equivalents                     $   740,734  $ 1,116,949  $   268,732
  Short term investments                           1,382,203    1,100,714    1,478,040
  Accounts receivable, less $8,000 allowance
    for doubtful accounts                            516,704      476,285      533,491
  Prepaid supplies and other                         347,824      266,792      336,619

    TOTAL CURRENT ASSETS                           2,987,465    2,960,740    2,616,881

PROPERTY AND EQUIPMENT, at cost:
  Building                                         3,001,540    3,001,540    3,001,540
  Terminals and computer equipment                 2,020,258    2,580,377    2,024,671
  Other                                            1,231,633      999,851    1,409,701

                                                   6,253,431    6,581,768    6,435,912
Less:  Accumulated depreciation
            and amortization                      (3,753,268)  (4,168,114)  (3,863,517)
                                                   2,500,163    2,413,654    2,572,395

Intangible assets, net of amortization               111,920           --      136,074

                                                 $ 5,599,548  $ 5,374,394  $ 5,325,351
                                                 ===========  ===========  ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable                               $    76,892  $    41,341  $    82,121
  Accrued wages and other related costs              111,152      105,965      133,521
  Other accrued liabilities                           25,118       70,782       20,021
  Customer security deposits                          35,785       65,577        5,395
  Income taxes payable                                    --        9,653           --

TOTAL CURRENT LIABILITIES                            248,947      293,318      241,058

Deferred income taxes                                143,047       62,488       74,047


SHAREHOLDERS' EQUITY:
  Common stock $.10 par value
    Authorized - 10,000,000 shares
    Issued and Outstanding - 1,467,813
      at June 30, 1994 and 1993; and
      1,484,233 (unaudited) at December 31, 1994      90,781       90,781       91,803
  Additional paid-in capital                       2,755,826    2,755,826    2,764,017
  Retained earnings                                2,360,947    2,171,981    2,154,426

    TOTAL SHAREHOLDERS' EQUITY                     5,207,554    5,018,588    5,010,246

COMMITMENTS AND CONTINGENCIES
                                                 $ 5,599,548  $ 5,374,394  $ 5,325,351
                                                 ===========  ===========  ===========

See accompanying notes to consolidated financial statements.

                                                   PAY-FONE SYSTEMS, INC.
                                          CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                              Six Months
                                                            Years Ended June 30,           Ended December 31,
                                                         1994        1993        1992        1994        1993
                                                                                       (Unaudited) (Unaudited)
Revenues                                           $4,459,935  $4,505,111  $5,185,819  $2,265,044  $2,106,165
Direct costs                                        1,695,727   1,636,677   2,021,492     950,471     788,294

Gross profit                                        2,764,208   2,868,434   3,164,327   1,314,574   1,317,871

Selling, general and  administrative expenses       2,541,995   2,680,345   3,109,515   1,630,984   1,258,517

Income (loss) from operations                         222,213     188,089      54,812    (316,410)     59,354
Interest income                                        61,369      58,108      67,584      40,889      34,512

Income (loss) before income taxes, extraordinary
  item and cumulative effect of change in method
  of accounting for income taxes                      283,582     246,197     122,396    (275,521)     93,866

Income tax expense (benefit)                          115,592      95,182      40,000     (69,000)     32,000

Income (loss) before extraordinary item
  and cumulative effect of change in method of
  accounting for income taxes                         167,990     151,015      82,396    (206,521)     61,866

Extraordinary item --
  income tax benefit resulting from utilization
  of net operating loss carryforward                       --          --      28,200          --          --

Cumulative effect of change in method
  of accounting for income taxes                       20,976          --          --          --          --

Net income (loss)                                  $  188,966  $  151,015  $  110,596  $ (206,521) $   61,866
                                                   ==========  ==========  ==========  =========== ==========
Per share amounts:
Income (loss) before extraordinary item
  and cumulative effect of change in method of
  accounting for income taxes                      $     0.12  $     0.10  $     0.05   $   (0.14) $     0.04

Extraordinary item --
  income tax benefit resulting from utilization
  of net operating loss carryforward                       --          --        0.02          --          --

Cumulative effect of change in method
  of accounting for income taxes                         0.01          --          --          --          --

Net income (loss) per common share                 $     0.13  $     0.10  $     0.07  $    (0.14) $     0.04
                                                   ==========  ==========  ==========  =========== ==========
Weighted average shares
  and common stock equivalents                      1,468,813   1,488,416   1,483,780   1,484,233   1,467,813
                                                   ==========  ==========  ==========  ==========  ==========

See accompanying notes to consolidated financial statements.

                                                     PAY-FONE SYSTEMS, INC.
                                           CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                              Six Months
                                                           Years Ended June 30,           Ended December 31,
                                                       1994        1993        1992        1994        1993
                                                                                     (Unaudited) (Unaudited)
Cash flows from operating activities:
 Net income (loss)                               $  188,966  $  151,015  $  110,596  $ (206,521) $   61,867

Adjustments to reconcile net income (loss)
  to net cash provided by operating activities:
       Depreciation and amortization                278,852     290,170     376,815     121,095     129,186
       Deferred income taxes                         80,559      18,736     (65,200)    (69,000)         --
Change in assets and liabilities, net
  of effects from acquisition:
        Accounts receivables                        (18,892)     37,345      29,067     (16,787)    (26,292)
        Prepaid supplies and other                  (77,162)     23,028     (47,337)     11,205    (291,958)
        Accounts payable                             35,274     (10,458)     (6,014)      5,229     (34,180)
        Accrued wages and other related costs         5,187     (16,992)    (44,860)     22,369      (1,222)
        Other accrued liabilities                   (94,883)    (16,446)    (18,658)     (5,097)    109,919
        Customer security deposits                  (29,792)     (8,448)    (45,275)    (30,390)    (19,075)
        Income taxes payable                         (9,653)    (66,547)     76,200          --      24,878
     Total adjustments                              169,490     250,388     254,288      38,624    (108,744)
Net cash provided by (used in)
  operating activities                              358,456     401,403     364,884    (167,897)    (46,877)

Cash flows from investing activities:
   Short term investments                          (281,489)   (626,463)    405,869     (95,837)    303,280
   Capital expenditures                            (309,297)    (49,698)    (95,518)   (182,481)    (99,510)
 Payments for acquired company
   (net of cash acquired)                          (143,885)         --          --     (35,000)         --
Net cash provided by (used in)
  investing activities                             (734,671)   (676,161)    310,351   (313,318)     203,769

Cash flows from financing activities --
Repurchase of common stock                               --          --    (124,540)        --           --

Net increase (decrease)
  in cash and cash equivalents                     (376,215)   (274,758)    550,695    (481,215)    156,893

Cash and cash equivalents at beginning of period  1,116,949   1,391,707     841,012     740,734   1,116,949

Cash and cash equivalents at end of period       $  740,734  $1,116,949  $1,391,707  $  268,732  $1,273,842
                                                 ==========  ==========  ==========  ==========  ==========

Supplemental disclosure of cash flow information
 Cash paid during the period for:

   Income taxes                                  $   69,600  $  146,800  $    1,681  $       --  $   13,600
                                                 ==========  ==========  ==========  ==========  ==========

   Interest                                      $       --  $       --  $       --  $       --  $       --
                                                 ==========  ==========  ==========  ==========  ==========

See accompanying notes to consolidated financial statements.

                                     PAY-FONE SYSTEMS, INC.
                        CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                   Additional                 Total
                                  Common Stock       Paid-In    Retained   Shareholders'
                               Shares     Amount     Capital    Earnings      Equity
Balance, June 30, 1991       1,506,133  $  94,613  $2,876,535  $1,910,370  $4,881,518
    Net Income                      --         --          --     110,596     110,596
    Common Stock Redeemed      (38,320)    (3,832)   (120,709)         --    (124,541)
                             ---------------------------------------------------------

Balance, June 30, 1992       1,467,813     90,781   2,755,826   2,020,966   4,867,573
    Net Income                      --         --          --     151,015     151,015
                             ---------------------------------------------------------

Balance, June 30, 1993       1,467,813     90,781   2,755,826   2,171,981   5,018,588
    Net Income                      --         --          --     188,966     188,966
                             ---------------------------------------------------------

Balance, June 30, 1994       1,467,813     90,781   2,755,826   2,360,947   5,207,554
    Net Loss (Unaudited)            --         --          --    (206,521)   (206,521)
    Options Exercised
      (Unaudited)               16,420      1,022       8,191          --       9,213
                             ---------------------------------------------------------

Balance, December 31, 1994
    (Unaudited)              1,484,233  $  91,803  $2,764,017  $2,154,426  $5,010,246


                             =========================================================

See accompanying notes to consolidated financial statements.

                        PAY-FONE SYSTEMS, INC.
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of December 31, 1994 and for the six month periods ended December 31, 1994 and 1993 is unaudited.)


Note 1 - Summary of Significant Accounting Policies:

Principles of Consolidation
The consolidated financial statements include the financial statements of Pay-Fone Systems, Inc. and its wholly-owned subsidiary (collectively the "Company"). All significant inter-Company balances and transactions have been eliminated in consolidation.

Business
The Company operates in the data processing service industry. It provides automated payroll services for businesses located primarily in California.

Revenue Recognition
Revenues are recognized as the services are performed.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Short-Term Investments
Short-term investments at June 30, 1994 consist primarily of certificates of deposit with original maturities between three and six months, adjustable-rate preferred stock and treasury instruments and are carried at cost which approximates market.

In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which adopts changes that apply to all companies holding short- or long-term investments. Adoption of Standard No. 115 is required for the Company's 1995 fiscal year. The Company plans to adopt Statement No. 115 in the first quarter of fiscal 1995 and believes the application of Statement No. 115 will have no material effect on the Company's consolidated financial statements.

Property and Equipment
The Company follows the policy of capitalizing expenditures that materially increase the life or serviceability of equipment and charging ordinary maintenance and repairs to operations as incurred. When property is sold or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts and any gain or loss resulting from sales or abandonments is recorded on the consolidated statements of operations.

The depreciation and amortization of property is provided over the estimated useful life of the asset using straight-line and accelerated methods as follows:

    Building                                38 Years
    Terminals and Computer Equipment    5 - 12 Years
    Other                               5 - 10 Years

Intangible Assets
Intangible assets consist of a covenant not to compete and goodwill arising from an acquisition in fiscal 1994 (see Note 2). The values assigned to intangible assets are being amortized on a straight-line basis. The covenant is being amortized over its contractual life, five years. Goodwill, representing the excess of the purchase price over the estimated fair value of the net assets of the acquired business, is being amortized over the period of expected benefit, ten years. Amortization expense for the year ended June 30, 1994 and accumulated amortization at June 30, 1994 aggregated $5,000.

Research and Development Costs:
For financial reporting purposes, research and development costs related to the designing, developing and testing of new and existing software products are charged to expense as incurred. Accordingly, for the years ended June 30, 1994, 1993 and 1992 the Company expensed $148,527,
$182,255, and $172,784, respectively.

Net Income Per Common Share
Net income per common share has been computed based on the weighted average number of outstanding shares and common stock equivalents, if dilutive.

Income Taxes
In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (Statement 109). Statement 109 requires a change from the deferred method of accounting for income taxes under APB Opinion 11 to the asset and liability method of accounting for income taxes. Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Further, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company adopted Statement 109 in fiscal year 1994 and has applied the provisions of Statement 109 retroactively to July 1, 1993. The cumulative effect of the change in the method of accounting for income taxes as of July 1, 1993 has been reported separately in the fiscal year 1994 consolidated statement of operations.

Interim Financial Statements
The accompanying consolidated balance sheet as of December 31, 1994 and the consolidated statements of operations and cash flows for the six month periods ended December 31, 1994 and 1993 are unaudited. In the opinion of management, all adjustments, consisting only of normal recurring accruals necessary for a fair presentation of the results for the periods presented were made. The operating results for the six month period ended December 31, 1994 are not necessarily indicative of the results that may be expected for the year ending June 30, 1995.

Note 2 - Acquisition:
On February 1, 1994, the Company acquired Concentric Computer Corporation of Aptos, California ("Concentric"), a provider of automated payroll services, for cash plus a percentage of future net revenues, as defined. The acquisition was accounted for as a purchase with the results of Concentric included from the acquisition date. The excess of the payments made in fiscal 1994 over the fair value of the net assets acquired has been allocated to goodwill. Additional payments made in subsequent fiscal years, if any, will be allocated to goodwill. Proforma financial information is not presented as the acquisition, for accounting purposes, is not deemed significant.

Note 3 - Income Taxes:
As discussed in Note 1, the Company adopted Statement 109 in fiscal year 1994 and has applied the provisions of the Statement retroactively to July 1, 1993. The cumulative effect of this change in accounting for income taxes as of July 1, 1993 is reported separately in the accompanying consolidated statement of operations as a $20,976 credit to earnings.

The provision for income taxes, which excludes the Statement 109 cumulative effect adjustment, consists of the following:

                                                           1994       1993       1992
Current:
  Federal                                             $  23,089  $  47,351  $  54,500
  State                                                   3,775     28,931     22,500
                                                         26,864     75,282     77,000
Deferred:
  Federal                                                68,029     24,529    (26,300)
  State                                                  20,699     (5,629)   (10,000)
                                                         88,728     18,900    (37,000)
                                                        115,592     95,182     40,000
Extraordinary item - tax benefit resulting from
  utilization of net operating loss carryforwards            --         --    (28,200)

                                                      $ 115,592  $  95,182  $  11,800
                                                      =========  =========  =========

Actual income tax expense differs from the expected income tax expense determined by applying the Federal tax rate of 34% to income before income taxes and cumulative effect of a change in the method of accounting for income taxes as follows:

                                                           1994       1993       1992
Expected income tax expense                           $  96,418  $  83,700  $  31,000
State income taxes, net of Federal benefit               16,153     15,380      7,000
Other                                                     3,021     (3,898)     2,000
                                                      $ 115,592  $  95,182  $  40,000
                                                      =========  =========  =========

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities is as follows:

                                                           1994       1993
Deferred tax assets:
  Tax credits                                         $  28,700  $  40,200
  State loss carryforwards                                   --     14,600
  Amortization of intangible assets                      10,400         --

  Other                                                   4,500     12,400

    Total gross deferred tax assets                      43,600     67,200

Deferred tax liabilities:
  Depreciation                                          105,000    104,000
  Capitalized software development costs                 71,500         --
  Other                                                  10,147     25,688

    Total gross deferred tax liability                  186,647    129,688

    Net deferred tax liability                        $ 143,047  $  62,488
                                                      =========  =========

At June 30, 1994, the Company had a general business credit carryforward totaling $ 5,500, which is available to reduce federal taxes otherwise payable in future years. This carryforward expires in the year 2001.

The Company is currently undergoing an examination by the Internal Revenue Service of its June 30, 1989, 1990 and 1991 income tax returns. The audit is not yet complete. It is the opinion of management that no assessments are proper and the audit will not have a material impact on the consolidated financial statements.

Note 4 - Stock Options:
At June 30, 1994, 51,650 shares of common stock were reserved for issuance under the Company's Incentive and Executive Stock Option Plans. Options to purchase common stock may be granted at exercise prices not less than fair market value and in no event less than $1 per share at the grant date, and are subject to certain conditions with respect to continuous employment, and are exercisable within a one to ten-year period from the date of grant in such manner as set forth in the option agreements. The following is a summary of stock option activity for the years ended June 30, 1994, 1993 and 1992:

                                                                                          Option Price
                                           1981      1983      1987      1990      1993     Per Share
                                        Incentive  Incentive Incentive Incentive Incentive   (Range)
Options outstanding at June 30, 1991     88,000     69,950    45,600        --        --   $2.13-$5.25
  Options terminated                    (40,000)   (20,100)  (19,400)       --        --   $2.50-$4.75
  Options granted                        40,000     26,750     2,250        --        --   $2.13-$2.75

Options outstanding at June 30, 1992     88,000     76,600    28,450        --        --   $2.13-$5.25
  Options terminated                    (45,000)    (8,650)   (4,900)   (2,000)       --   $2.13-$5.25
  Options granted                            --     15,900    26,850    45,800        --   $3.13-$3.44

Options outstanding at June 30, 1993     43,000     83,850    50,400    43,800        --   $2.13-$4.75
  Options terminated                         --     (4,750)   (9,850)   (1,000)     (500)  $2.50-$4.50
  Options granted                            --      3,150        --     1,850    63,650   $2.88-$3.30

Options outstanding at June 30, 1994     43,000     82,250    40,550    44,650    63,150   $2.13-$4.75
                                         ======     ======    ======    ======    ======

Options exercisable at June 30, 1994     28,400     44,290    16,770     8,560        --
                                         ======     ======    ======    ======    ======

Note 5 - Related Party Transactions:
Richard Kelton, who is shareholder, officer and member of the Board of Directors, also acts in the capacity of Company attorney from time to time. Fees for legal and executive services paid to Richard Kelton for the years ended June 30, 1994, 1993 and 1992 amounted to $10,990, $18,562, and $24,077, respectively.

Note 6 - Payroll and Payroll Tax Filing Services:
During fiscal 1994, the Company developed the ability to perform tax filing in-house. As part of its integrated payroll and payroll tax filing services, the Company collects funds for Federal, state and local employment taxes from clients, files applicable tax returns, handles all regulatory correspondence and amendments, absorbs regulatory charges for certain penalties and interest, and remits the funds to the appropriate tax agencies. In addition to fees paid by clients for these services, the Company receives interest during the interval between the receipt and disbursement of funds by investing the funds in savings accounts. The amount of collected but unremitted funds varies significantly during the year. At June 30, 1994, the amount of such funds was $194,662. Such funds and the related tax obligations are neither assets nor liabilities of the Company and, therefore, are not included in the accompanying consolidated financial statements. Related income earned from these investments is included in revenue.

Note 7 - Commitments and Contingencies:
The Company occupies certain of its facilities under non-cancellable operating leases expiring at various dates through fiscal year ended June 30, 2025.

The non-cancellable ground lease for the corporate offices, expiring in 2025, calls for a rent readjustment every five years with the midpoint of each five year period subject to Producer Price Index changes. The current ground lease payments amount to $2,948 per month.

Minimum annual commitments under all non-cancellable leases are as follows:

          Fiscal Year Ended June 30:

                   1995     $    151,473
                   1996          151,473
                   1997          143,770
                   1998           38,382
                   1999           36,504
            2000 - 2025          912,600

                             $ 1,434,202
                             ===========


For the years ended June 30, 1994, 1993, and 1992, the total rental expense charged to operations under these leases totaled $170,049, $199,478, and $298,712, respectively.

The Company also subleases a portion of its corporate offices and records rental income based on square footage leased. Sublease income recognized by the Company in fiscal 1994, 1993 and 1992 totaled $126,930, $88,992, and $63,306, respectively.

Note 8 - Subsequent Event (Unaudited):
On March 17, 1995, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Paychex, Inc., a Delaware corporation ("Paychex"), and Paychex Merger Corp., a wholly owned subsidiary of Paychex ("Merger Sub"), pursuant to which, subject to approval by the Company's shareholders and the satisfaction of certain other conditions, Merger Sub will merge into the Company and the Company will become a wholly owned subsidiary of Paychex (the "Merger"). Pursuant to the Merger Agreement, outstanding shares of the Company's Common Stock will be converted into shares of Paychex Common Stock in accordance with a formula set forth in the Merger Agreement based on a total value of $10,475,000 (subject to certain reductions) and the market price of Paychex Common Stock during a period prior to the Merger. The Merger will be accounted for as a pooling of interests.

                               SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rochester, State of New York, on April
____, 1995.

                    PAYCHEX, INC.


                    By:  /s/ G. Thomas Clark
                         G. Thomas Clark, Vice President
                         of Finance

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

     Name          Title       Date


/s/B. Thomas Golisano     Chairman of the Board,   April 14, 1995
  B. Thomas Golisano      Chief Executive Officer,
                          President and Director

/s/ G. Thomas Clark       Vice President           April 14, 1995
  G. Thomas Clark         of Finance and
                          Director (principal
                          financial and
                          accounting officer)

  *Donald W. Brinckman    Director                 April 14, 1995
   Donald W. Brinckman

  *Phillip Horsley        Director                 April 14, 1995
   Phillip Horsley

  *Grant M. Inman         Director                 April 14, 1995
   Grant M. Inman

  *Harry P. Messina, Jr.  Director                 April 14, 1995
   Harry P. Messina, Jr.

  *J. Robert Sebo         Director                 April 14, 1995
   J. Robert Sebo

     *By:  /s/ G. Thomas Clark
          G. Thomas Clark, as Attorney-in-Fact

                             PART II

             INFORMATION NOT REQUIRED IN PROSPECTUS


Item 20.  Indemnification of Directors and Officers

     Pursuant to the Delaware General Corporation Law, the Paychex, Inc. Certificate of Incorporation exculpates directors from liability to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, but not for (1) breach of the duty of loyalty, (2) acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (3) paying a dividend or approving a stock repurchase which was illegal, or (4) any transaction from which the director derived improper personal benefit.

     Paychex has also entered into an Indemnity Agreement with each of its directors and executive officers whereby the corporation agrees (a) to indemnify the other party against all expenses, judgments, fines or penalties, actually and reasonably incurred in connection with the defense or settlement of a proceeding to the fullest extent permitted by law and (b) to advance expenses (which the other party undertakes to repay if otherwise reimbursed or if ultimately determined that he is not entitled to reimbursement.

     In addition, Paychex has purchased an insurance policy which provides coverage for its directors and officers in certain situations where Paychex cannot directly indemnify such directors and officers.


Item 21.  Exhibits and Financial Statement Schedules


Exhibit No.         Description

    2 Agreement and Plan of Merger, dated as of March 17, 1995, by and among Paychex, Inc.,
          Paychex Merger Corp. and Pay-Fone Systems, Inc.
          (attached as Annex 1 to the Proxy
          Statement/Prospectus included in this
          Registration Statement) and Exhibits A
          and B thereto, being the Affiliates Agreement and the Escrow and Indemnity Agreement.

    3.1 Certificate of Incorporation, as amended, incorporated herein by reference to the Registrant's Registration Statement No.
          2-85103, Exhibits 3.1 through 3.5,

          Form 8-K filed with the Commission on
          October 22, 1986, Form 10-Q filed with
          the Commission on January 12, 1989 and
          Form 10-Q filed with the Commission on
          January 13, 1993.

   3.2 By-Laws, as amended, incorporated herein by reference to the Registrant's Registration
          Statement No. 2-85103, Exhibit 5.6.

    5     Opinion of Woods, Oviatt, Gilman, Sturman
          & Clarke LLP regarding the legality of the securities being registered.

    8.1 Opinion of Hughes, Hubbard and Reed regarding certain tax consequences.

   13 Registrant's Quarterly Reports on Form 10-Q for the quarters ended August 31, 1994, November 30, 1994 and February 28, 1995, incorporated herein by reference.

   21     Subsidiaries of Registrant

          A.   Paychex Management Corp.
               incorporated November 26, 1993
               in the State of New York.

          B.   Paychex Merger Corp. incorporated
               February 24, 1995 in the State
               of Delaware.

   23.1   Consent of Ernst & Young LLP

   23.2   Consent of KPMG Peat Marwick LLP

   23.3   Consent of Hughes Hubbard & Reed
          contained in Exhibit 8.1.

   23.4   Consent of Clumeck, Stern, Phillips
          & Schwartz

   23.5   Consent of Woods, Oviatt, Gilman, Sturman
          & Clarke LLP contained in Exhibit 5.1

   24     Powers of Attorney

   99.1   Form of Proxy to be used in soliciting
          shareholders of Pay-Fone Systems, Inc.

Item 22.  Undertakings

     (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to
Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     (c) The undersigned Registrant hereby undertakes as follows: That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (d) The Registrant undertakes that every prospectus (i) that is filed pursuant to Paragraph (c) immediately preceding, or
(ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (e) Insofar as indemnification for liabilities arising under the Securities Act of 1993 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (f) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Proxy Statement/Prospectus pursuant to Items 4.10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

     (g) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                            ANNEX II

               CALIFORNIA GENERAL CORPORATION LAW

                           Chapter 13

                       DISSENTERS' RIGHTS



1300.    Right to Require Purchase - "Dissenting Shares" and
          "Dissenting Shareholder" Defined

     (a) If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision
(b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split, or share dividend which becomes effective thereafter.

     (b) As used in this chapter, "dissenting shares" means shares which come within all of the following descriptions:

          (1)  Which were not immediately prior to the
reorganization or short-form merger either (A) listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100 or (B) listed on the list of OTC margin stocks issued by the Board of Governors of the Federal Reserve System, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares described in subparagraph (A) or (B) if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

          (2) Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization, or (B) if described in subparagraph (A) or (B) of paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or which were held of record on the effective date of a short-form merger; provided, however, that subparagraph (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by
Section 1201 is sought by written consent rather than at a meeting.

          (3) Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

          (4) Which the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.

     (c) As used in this chapter, "dissenting shareholder" means the recordholder of dissenting shares and includes a transferee of record.


1301     Demand for Purchase

     (a) If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, such corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of such approval, accompanied by a copy of Sections 1300, 1302, 1303, 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder's right under such sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under Section 1309.

     (b) Any shareholder who has a right to require the corporation to purchase the shareholder's shares for cash under
Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase such shares shall make written demand upon the corporation for the purchase of such shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in clause (i) or (ii) of paragraph (1) of subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders' meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

     (c) The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what such shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at such price.


1302.    Endorsement of Shares

     Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder's certificates representing any shares which the shareholder demands the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.


1303     Agreed Price - Time For Payment

     (a) If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

     (b) Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

1304     Dissenter's Action to Enforce Payment.

     (a) If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

     (b) Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

     (c) On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.


1305.    Appraisers' Report - Payment - Costs

     (a) If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

     (b) If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.

     (c) Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.

     (d) Any such judgement shall be payable forthwith with respect to uncertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.

     (e) The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys' fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301 and 1302 if the value awarded by the court for the shares is more than 125% of the price offered by the corporation under subdivision (a) of Section 1301).


1306.    Dissenting Shareholder's Status as Creditor

     To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5.


1307.    Dividends Paid as Credit Against Payment

     Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor.


1308.    Continuing Rights and Privileges of Dissenting
          Shareholders

     Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto.

1309.    Termination of Dissenting Shareholder Status

     Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:

     (a) The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys' fees.

     (b) The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.

     (c) The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

     (d) The dissenting shareholder, with the consent of the corporation, withdraws the shareholder's demand for purchase of the dissenting shares.


1310.    Suspension of Proceedings For Payment Pending
          Litigation

     If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under Sections 1304 and 1305 shall be suspended until final determination of such litigation.


1311.    Exempt Shares

     This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger.

1312.    Attacking Validity of Reorganization or Merger.

     (a) No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attack the validity of the reorganization or short-form merger, or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision
(b) of Section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization.

     (b) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not apply to any shareholder of such party who has not demanded payment of cash for such shareholder's shares pursuant to this chapter; but if the shareholder institutes an action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder's shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of the transaction except upon 10 days' prior notice to the corporation and upon a determination by the court that clearly no other remedy will adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.

     (c) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, in any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, (1) a party to a reorganization or short-form merger which controls another party to the reorganization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled.